Oxiana
LIMITED

RECEIVED
2007 SEP 14 A 10:05

07026669

3 September 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 August 2007 – 31 August 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

Nathan Johnson
Assistant Company Secretary

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enc

Oxiana
LIMITED

2 August 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

EXPANSIONS PLANNED AT OXIANA'S AUSTRALIAN OPERATIONS

Significant exploration success at Oxiana's Golden Grove operation in Western Australia and at its Prominent Hill development in South Australia has demonstrated that both these assets have considerable potential to be expanded both in terms of annual production and mine life.

The Oxiana Board has recently endorsed strategic directions for the future development of these world class assets. Work is now intensifying on a range of programs outlined in this Release.

Golden Grove

The Golden Grove base metal mine is a world class volcanic hosted massive sulphide (VHMS) deposit in terms of contained metal, principally due to its high zinc and copper grades.

Since acquiring Golden Grove, Oxiana has expanded development, mining and milling rates and rates of production. Resources have also been added to through a comprehensive review of the existing deposits, successful exploration drilling and higher commodity price assumptions.

Recent drilling beneath the Gossan Hill orebody complex at Xantho and beneath the Scuddles mine has outlined high grade extensions to the mineralisation providing the potential to extend zinc and copper production.

In addition, recent studies have demonstrated the viability of open pit mining the existing near surface oxide gold, oxide copper and sulphide copper Resources. Furthermore, milling circuit studies have identified the potential to increase throughput by some 50% with modest capital expenditure.

The Board has approved funds to continue and intensify this work. Full implementation will see mining at Golden Grove to beyond 2020 at significantly higher rates.

1) Xantho extensions

Step out drilling from previously reported high grade intersections at Xantho has confirmed that mineralisation extends for several hundred metres along strike and depth, and is open at depth and to the north (Figure 1).

A program that includes the development, drilling and mine planning required to demonstrate the viability of mining this high grade mineralisation is underway.

Preliminary work indicates that an extension of the existing underground mine infrastructure will be required and that mining methods currently used at Golden Grove will be suitable.

Based on the current drilling it is expected that Xantho could be capable of producing high grade copper and zinc at a rate of 300,000t/a to 500,000t/a once developed.

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

2) **Scuddles extensions**

Step out drilling on a historical intersection beneath the Scuddles mine has identified a new zone of mineralisation known as Cervantes (Figure 2). The Cervantes zone extends for over 400m vertically and has a strike length of at least 250m. The zone comprises high grade zinc mineralisation and wide zones of lower grade copper. The mineralised zone is open to the south and at depth.

A program that includes the development, drilling and mine planning required to demonstrate the viability of this extension to the Scuddles mine has begun.

Based on existing Resources and drilling at Cervantes it is anticipated that Scuddles will continue to produce zinc and copper ore at 200,000t/a to 300,000t/a for at least the next ten years.

3) **Copper oxide and sulphide open pit**

Copper oxide and copper sulphide resources sit above the Gossan Hill mine. Initial studies have shown that a mining inventory of 3Mt of 2% copper oxide and 8Mt at 2% copper sulphide would be amenable to open-pit mining (Figure 3).

Initial metallurgical testwork has indicated that the copper oxide and sulphide material can be successfully processed through the existing plant.

A program of infill and extension drilling of the sulphide mineralisation, along with engineering and mine planning to obtain necessary permits has commenced. This work is expected to be completed in the second half of 2008 leading to expanded copper production from 2009.

4) **Mill expansion**

Recent improvements in the mill – as part of an ongoing mill improvement program – have seen mill throughput rates increase from 1.3 to 1.6Mt/a. Further opportunities for throughput improvements have been identified which indicate that 2 to 2.5Mt/a of ore (depending on type and grade) should be able to be processed through the existing plant.

The extent of the work required is currently being assessed but will include upgrade of the existing infrastructure, debottlenecking and possibly extensions of the existing process plant.

5) **Gold oxide**

Gold oxide Resources also exist above the Gossan Hill mine. A Feasibility Study has indicated a potential mining inventory of 900,000t at 3.2g/t Au and 91g/t Ag in an open pit mine.

Metallurgical testing has shown that extraction by Carbon-in-Leach processing gives recoveries of 80% gold and 70% silver. Processing of this material will require developing a CIL plant on site or treating the ore off site.

Permitting of the gold oxide open pit will be carried out along with the copper open pit.

A conceptual production profile based on the successful completion of these programs is shown in Figure 4. As indicated in the profile, mine life could be extended through to 2020 with throughput increased to 2 to 2.5 Mt/a.

Prominent Hill

The Prominent Hill copper gold project, currently in the construction and pre strip mining stage, is on schedule to commence production in the third quarter of 2008.

Prominent Hill is an Iron Oxide Copper Gold style deposit. Resources, as at June 30 2006, are 1.5Mt of contained copper and 2.6 Moz of contained gold which have been defined to a depth of 650 meters or 150 metres below the base of the current 10 year pit (Figure 5).

Oxiana is now working towards increasing copper production and extending mine life over and beyond the current 10 year pit.

Exploration drilling over the past 12 months has concentrated on the western end of the deposit and clearly indicates the mineralisation is more extensive than outlined in the June 30 2006 Resources. Exploration success has led to two drilling programs in 2007 focused on increasing copper production in the short term via a concurrent underground mining operation and on extending mine life via a high tonnage caving operation based on exploration success at depth. This work could see mine life extended to 2030.

Program One – Concurrent Underground Mining

The first program has extended and in-filled an area immediately below the western end of the open pit. It has successfully targeted high grade chalcocite bomite orebodies, up to 300m below the base of the open pit, that are potentially mineable from underground using sub level open stoping (SLOS) methods (section 5500mE attached as Figure 6).

Based on current drilling it is anticipated that mine development could commence in the last quarter of 2008 with a 1-2Mt/a underground operation from 2011.

In the second half of 2007, a drilling program will continue to target SLOS mining targets immediately below the pit at the eastern end of the deposit.

Program Two – Underground Mine Life Extension

Deeper drilling at the western end of the deposit, below the SLOS target described above, has demonstrated the higher grade chalcocite bornite copper-gold mineralisation within the Prominent Hill Shear Zone (PHSZ) appears to thicken as it extends to depth. It is now drilled out to greater than 1200m below surface on two sections (5400mE and 5500mE, attached as Figures 7 and 8), and remains open.

This drilling has also identified an extensive zone of lower grade, predominantly gold mineralisation, with copper, in the immediate footwall of the PHSZ, which also appears to thicken with depth.

These results have indicated the potential for a caving operation at depth that will extend mine life beyond 2018.

Strategically the high grade concurrent underground mine will provide a platform to drill out, design and access the deeper bulk target that will extend mine life as the open pit winds down.

Program Two drilling in the second half of 2007 is designed to identify an Inferred Resource over a vertical extent of 500m and a strike length of 600m. Engineering studies to confirm this proposed extension to mine life will be undertaken in 2008 (the conceptual development program is attached as Figure 9).

Further exploration

In each of these studies successful exploration has provided opportunities to expand operations. Further extensive exploration programs will continue at both sites in order to continue to add value to existing operations and supplement growth plans.

At Golden Grove the Xantho and Cervantes orebodies remain open and drilling to expand them will continue. Other targets proximal to the Gossan Hill and Scuddles orebody complexes also remain to be tested.
The Scuddles-Gossan Hill system also lies within a larger belt of volcanic rocks which extends for some 34 kilometres. Exploration for further VHMS style systems will continue in this prospective area along with regional exploration in partnership with Legend Mining to the south of the Golden Grove tenements.

At Prominent Hill, exploration has commenced testing near mine targets including the Western Rise zone, located 1.2 kilometres to the west of Prominent Hill. Testing of some 15 Prominent Hill-style targets, in a regional tenement package of more than 4000 km^2 will follow.

Owen L Hegarty
Managing Director and CEO

CONTACTS
Investor enquiries: Richard Hedstrom
Media enquiries: Natalie Worley

+61 3 8623 2200

Within this Release references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears. Mr Manini is an employee of Oxiana Limited.
Within this Release references to Reserves and 'mining inventories' have been approved by Mr Peter Balka in the form and context in which they appear. The term mining inventory, which is not a JORC defined category, is defined in this release as the conversion of Measured, Indicated and Inferred Resources to an inventory of ore within an economic open pit taking into account dilution and recovery and historic conversion of Inferred Resources to Measured and Indicated Resources following infill drilling. Mr Balka is an employee of Oxiana Limited.
Full Details of Ore Reserves and Mineral Resources as at June 30 2006 are available on Oxiana's website at www.oxiana.com.au/ReservesResources.asp

Oxiana LIMITED

Figure 1. Xantho extensions interpreted metal zonation



Xantho extension
(Zinc and Copper).
9000 mRL
8900 mRL
8800 mRL
8700 mRL
19200 mN
19300 mN
19400 mN
19500 mN
CATALPA FAULT
85D6
22m@est12%Zn
10m intrusion
83D3
83D1
79D4
79
79D1
83D9
83D8:NSI
83
51.1m@6.4%Cu
65.3m@7.4%Cu
83D7
12.5m @17.8%Zn, 3.0%Cu
33.2m @ 8.4%Cu
83D5
8.7m@5.2%Zn
83D4
23.4m@24.9%Zn
G G6
G G5
Zinc: 5m estimated True Width
Copper: 30m estimated True Width

Oxiana
LIMITED

Figure 2. Cervantes interpreted metal zonation



S
N
RL
Scuddles Extended Zinc/Copper
Zinc: 5m estimated True Width
Copper: 10m estimated True Width
22200 mN
22300 mN
22400 mN
22500 mN
22600 mN
9000 mRL
8900 mRL
8800 mRL
8700 mRL
Sc101: NSI
Sc85
4m@19.5%Zn
SC101D2: NSI
SC98D2
18.7% Zn
SC102D3 Target
Sc101D1
9m@3.3% Cu
SC98D1
6.5m@2.1%Cu
Sc101D3
16.6m@3.2% Cu
Sc98
6.0m@12.3% Zn
Sc98
3.4m@18.9% Zn
Sc101D4
11.1m@11.7% Zn

Oxiana LIMITED

Figure 3. Potential open pit mines at Golden Grove




Copper sulphide pit
Gold oxide pit

Oxiana LIMITED

Figure 4. Potential Golden Grove production profile



Milled Ore (kt)
2,500
2,000
1,500
1,000
500
0
Contained Metal (kt)
200
175
150
125
100
75
50
25
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Scuddles
Primary Cu Pit
Scuddles Extensions
Gossan Hill Budget
Gossan Hill Extension
Cu Contained Metal
Zn Contained Metal

Figure 5. Prominent Hill potential future underground mining areas

Oxiana LIMITED


55000
56000
57000
Cover Sequence
1000
500
0
Program One
Infill to extend high grade
resource below open pit
June 2006 Resource to 670m
below surface.
102 Mt 1.45% Cu, 0.51 g/t Au
23 Mt 0.10% Cu, 1.24 g/t Au
Chalcopyrite
Gold
Zone
Chalcocite
Bornite
Program Two
Extend high tonnage cave
mining potential
Untested

Oxiana LIMITED

Figure 6. Prominent Hill section 5500 – potential SLOS underground mining area


2000 mN
2200 mN
900 mRL
800 mRL
700 mRL
600 mRL
14m @ 2.4% Cu & 0.55 g/t Au
R105
13m @ 2.4% Cu & 0.57 g/t Au
D103
BD1 Cu Domain
20 m @ 1.1% Cu & 0.38 g/t Au
23m @ 2.5% Cu & 0.73 g/t Au
20m @ 2.7% Cu & 0.27 g/t Au
15m @ 2.6% Cu & 0.26 g/t Au
D010
D300
D307
20m @ 2.8% Cu & 0.37 g/t Au
Skarns and Volcanics
Sediments
Dolomite
Andesites
PH Shear Zone
D303
100m
D306

Figure 7 Prominent Hill section 5400 – potential bulk underground mining area

Oxiana LIMITED



1000 mRL
800 mRL
600 mRL
400 mRL
200 mRL
0 mRL
2000 mN
2500 mN
Sediments
Skarns and Volcanics
600 mRL
80m @ 0.7 g/t Au
Dolomite
34m @
0.8 g/t Au
42m @
1.0 g/t Au
90m @ 0.70% Cu & 0.33 g/t Au
400 mRL
155m @ 1.24% Cu & 0.34 g/t Au
100m @ 1.8 g/t Au
inc 50m @ 3.0 g/t
143m @
1.2 g/t Au
D309
D297
0.53% Cu & 0.45 g/t Au
1.25% Cu & 1.1 g/t Au
Andesites
Footwall
Gold Zone
200 mRL
200m
D279

Oxiana
LIMITED

Figure 8. Prominent Hill section 5500 – potential bulk underground mining area



2000 mN
2500 mN
1000 mRL
800 mRL
600 mRL
400 mRL
200 mRL
0 mRL
55m @ 1.40% Cu & 1.0 g/t Au
63m @ 0.5 g/t Au
55m @ 0.87% Cu & 0.33 g/t Au
46m @ 0.91% Cu & 0.63 g/t Au
61m @ 1.0 g/t Au
29m @ 2.3 g/t Au
32m @ 1.0 g/t Au
153m @ 0.8 g/t Au
D300
152m @ 0.75% Cu & 0.37 g/t Au
117m @ 1.2 g/t Au
D298
D308
290m @ 0.4% Cu & 0.6 g/t Au
inc 78m @1.3%Cu & 0.68 g/t Au
Skarns and Volcanics
Sediments
Andesites
Footwall
Gold Zone
@ 1.20% Cu & 1.0 g/t Au
Dolomite
-200 mRL
Dyke
D276
200m

Figure 9. Prominent Hill long-term plan project schedule


2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Open Pit Construction
Open Pit Production
Upper Level Concurrent Underground
Feasibility Studies
Construction
Production
Lower Level Caving Operation
Prefeasibility Study
Feasibility Studies and Construction
Production

Jabiru Metals Limited

ASX:JML

ASX038-GC-07

ASX/MEDIA RELEASE	6 August 2007

Jaguar - First Concentrates Delivered

Jabiru Metals Limited (Jabiru) is pleased to advise that the Company has begun haulage of concentrate from Jaguar to Oxiana's storage shed at the Geraldton Port.



Loading Concentrate at Jaguar

During July commissioning on the concentrator continued, allowing the metallurgical team to begin working on production of a saleable grade concentrate. By mid July the concentrator was operating consistently, allowing saleable grade zinc concentrate to be produced for trucking by the end of the month.



First truck load of concentrate

Managing Director, Gary Comb said "It is extremely pleasing that the concentrator has been able to achieve saleable level concentrate grade 2-3 months before expected".

The Bankable Feasibility Study projected a gradual ramp-up of concentrator throughput, recoveries and concentrate grades over the first 12 months of production to 45-52% zinc concentrate and 22-26% copper concentrate.



Jaguar concentrator staff

Concentrator throughput rates will be increased and metallurgical fine tuning will continue during the next quarter.

Gary Comb
Managing Director



Truck departing Jaguar weighbridge with first load

JABIRU METALS LIMITED ABN 51 060 620 751 ACN 060 620 751
Ground Floor, 1205 Hay Street, West Perth, Western Australia, 6005 PO Box 1114, West Perth, WA 6872
Telephone: (+61 8) 9426 8300 Facsimile: (+61 8) 9426 8399 Email: info@jabirumetals.com.au Website: www.jabirumetals.com.au



Diggers and Dealers, Kalgoorlie

Owen L Hegarty Managing Director and CEO

AUGUST 2007

Oxiana
LIMITED

Oxiana - value, growth, performance orientation

Shares:	1,529 Million	**Listed:**	ASX
Unlisted options:	23 Million	**Code & Index:**	OXR, S&P ASX 100
Turnover:	15m Shares/day	**ADR Listing USA:**	OXFLY
Market Cap:	A$5.5 Billion	**Share Price 02/08/07:**	A$3.69



Market Cap A$M
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Share Price
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07
First gold at Sepon
Acquired Prominent Hill
First copper at Sepon
Construction start Prominent Hill
'Digger of the Year'
Acquired Golden Grove
Acquired Agincourt
Mkt Cap
Price

Ownership



Nth America 7%
Asia 2%
Other 1%
UK/Europe 22%
Australia 68%
Management 3%
Retail 47%
Institutions 50%

Quality assets, quality people, Australia - Asia - Pacific focus

VISION

To build a major mining company

STRATEGY

Asia, Australia, Pacific

Base and Precious metals

High margin, long life, upside

Organic growth

Acquisition

PERFORMANCE MISSION

Quadruple bottom line excellence

VALUES

Respect and Openness

Action and Performance


Yunnan & Sichuan JVs, China MinMetals MOU
Southern China
Sepon Gold and Copper Operations, Laos
LAOS
Thailand
Sepon
17% of Royalco Resources Philippines
Thai Goldfields JV, Thailand
Shin Ha JV, Cambodia
Martabe – Indonesia
Prominent Hill Copper-Gold Mine Development Australia
Kalimantan, Indonesia
Exploration JVs, QLD & SA
Golden Grove Zinc, Copper, Precious Metals Operation, Australia
Queensland
South Australia
Prominent Hill
Golden Grove
Lake Way – 57%
Wiluna
Headquarters
Operation
Development
Exploration

Oxiana LIMITED

Commodities the winners

World economic expansion


%
8
7
6
5
4
3
2
1
0
Germany
Italy
Eurozone
Japan
France
UK
New Zealand
US
Australia
Korea
India
China

Average Annual GDP Growth Forecasts 2012-2016

Source: Access Economics, Consensus Economics

Driven by China


9000
8000
7000
6000
5000
4000
3000
2000
1000
0
-1000
'000 tonnes
China
Other
West
Total
1950-1960
1960-1970
1970-1980
1980-1990
1990 - 2000
2000 - 2010
2010 - 2020

Source: Macquarie Research, April 2007

Copper demand growth by decade

Cost increases


80%
70%
60%
50%
40%
30%
20%
10%
0%
Copper
Gold
Aluminium
Nickel

% Change in industry cash costs: June '03 to June '06

Source Global Mining Research

Supply constrained


1.60
1.40
1.20
1.00
0.80
% Cu
Trend in decline in head grade for existing global copper mine production
Forecast
1990
1994
1998
2002
2006
2010
2014
2018

Head grade - existing copper mines

Source: © Brook Hunt 2005, UBS estimates

Growth to increase via 6 Development Headings

1 **Sepon – copper and gold expansions**

2 **Golden Grove underground and open pit expansions**

3 **Prominent Hill – underground extensions**

4 **Martabe – gold mine**

5 **Exploration – competitive advantage**

6 **Business and corporate developments**

Sepon gold and copper plants overview


Discovery East Gold pit
Gold Plant
• Resources: 3.3Moz
• Production: 174,000oz (2006)
• Expansion feasibility study
Khanong copper open pit
Copper ROM Pad
Crush and Grind
Leach Area
Oxygen plant
CCD Train
Solvent Extraction
Electro-winning
Copper Plant
• Resources: 1.7Mt
• Production: 60,800t cathodes (2006)
• Expansion feasibility study

Sepon: a new mineral field

Sepon Copper Expansion
- Incremental addition to production
- From Thengkham first
- Plant expansion underway
- ~ 100,000 t/a
- Commencing 2009

Sepon Primary Gold Expansion
- Resources 2.2 million ounces and growing
- Flotation / pressure oxidation
- Feasibility Study due end 07
- Commencing 2009


Nakachan
11.8m @ 9.8g/t Au
10.7m @ 6.3g/t Au
Pha Vat North
Resource
165,000 oz Au
Latest Results:
34m @ 2.8g/t Au
31m @ 2.98g/t Au
Thengkham
North
167,000oz
Pha Bing
15m @ 5.51% Cu
7m @ 7.98% Cu
Resources pending
Dankoy
32.3m @ 2.5g/t Au
17m @ 5.2g/t Au
Resources pending
CURRENT
MINING AREA
N
2.5km
Ban Mai
9m @ 4.3g/t Au
14m @ 4.7g/t Au
Phavat
18m @ 2.8g/t Au
28m @ 1.7% Cu
Thengkham
South
Resource
327,000t Cu
Thengkham
South West
9m @ 20.5g/t Au
18m @ 2.6g/t Au
Houay Yeng
43.8m @ 8.7g/t Au
23m @ 15.9g/t Au
Resources pending
Houay Bang
13m @ 3.0g/t
4m @ 6.44g/t
Phu Xo
3m @ 2.9g/t Au
1.3m @ 9.12g/t Au

Oxiana LIMITED

Golden Grove – high grade VHMS, significant upside

Mine: Underground

Processing: 1.3Mt/a

Product: Zinc concentrate
Copper concentrate
High Precious Metals concentrate

Forecast Production 2007:(contained)
140,000 to 150,000t zinc
12,000 to 15,000t copper
50,000 to 55,000oz gold
3,000,000 to 3,500,000oz silver
10,000 to 13,000t lead


Concentrates exported to Asian smelters
Kalbarri
Geraldton
Dongara
Morawa
Yalgoo
Mt Magnet
Cue
Meekatharra
GOLDEN GROVE MINE
NORTH
Coastal HWY


Mill Throughput
Tonnes
Throughput Tph
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Zinc Milled
Copper Milled
TPH Throughput Rate


Contained Metal Production
Tonnes
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4 2007 Q1 2007 Q2
Zinc
Copper

Golden Grove – major extensions unfolding



Gossan Hill
Scuddles
10000 mRL
Cambewarra
Catalpa
Amity
Ethel
Xantho
Gossan Hill South
Hougoumont
Racehorse Fault Zone
Georgette
4.0m@19.5%Zn
9.6m @ 15.2% Zn,
52.2m @ 3.2% Cu
44.5m @ 4.8% Cu, 6.5m @ 5.3% Zn
51.1m @ 1.82% Zn, 6.48% Cu
65.3m @ 7.4% Cu,
5.8m @ 25% Zn
Untested
32.5m @ 8.4% Cu
8.2m @ 18.7% Zn
45.7m @ 2.4% Cu
6.5m @ 26.6% Zn
9m @ 3.3% Cu
16.6m @ 3.2% Cu
11.1m @ 11.7% Zn
6.0m @ 12.2% Zn
3.4m @ 18.7% Zn
9000 mRl
8000 mRL
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Massive Pyrite
Drill holes
18000 mN
19000 mN
20000 mN
21000 mN
22000 mN
23000 mN
500m

Oxiana LIMITED

Significant near surface copper resource

Gold oxide pit
900kt @ 3.2g/t Au, 91g/t Ag

Copper open pit
3Mt @ 2% copper oxide
8Mt @ 2% copper sulphide
Production from 2009


Copper sulphide pit
Gold oxide pit

Golden Grove Current Scenario



2,500
2,000
1,500
1,000
500
0
Milled Ore (kt)
200
175
150
125
100
75
50
25
0
Contained Metal (kt)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Scuddles Budget
Gossan Hill
Budget
Cu Contained Metal
Zn Contained Metal

Golden Grove – New underground ore sources add to production



Milled Ore (kt)
2,500
2,000
1,500
1,000
500
0
Contained Metal (kt)
200
175
150
125
100
75
50
25
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Scuddles Budget
Scuddles Extensions
Gossan Hill Budget
Gossan Hill Exploration
Cu Contained Metal
Zn Contained Metal

Oxiana LIMITED

Open pit production extends life



Milled Ore (kt)
2,500
2,000
1,500
1,000
500
0
Contained Metal (kt)
200
175
150
125
100
75
50
25
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Scuddles Budget
Cu Oxide Pit
Primary Pit Cu
Scuddles Extensions
Gossan Hill Budget
Gossan Hill Extension
Cu Contained Metal
Zn Contained Metal

Mill improvements bring production forward



Milled Ore (kt)
2,500
2,000
1,500
1,000
500
0
Contained Metal (kt)
200
175
150
125
100
75
50
25
0
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Primary Cu Pit
Scuddles
Scuddles Extensions
Gossan Hill Budget
Gossan Hill Extension
Cu Contained Metal
Zn Contained Metal

Significant upside – regional potential

35km of Golden Grove volcanic stratigraphy

126 sq kms of tenements

Most prospective Archaean VHMS province in Australia

Limited regional exploration

Regional exploration JV with Legend Mining


500000E
Post Tectonic Granitoid
Pre/Syntectonic Monzogranite
Warriedar Group
Windaning Group
Thundelarra Group
Cattle Well Formation
Scuddles Formation
Golden Grove Formation
Gossan Valley Formation
NGGO Tenements
Base metal deposit
0
5
SCU
GG
500000E

Prominent Hill - world's next significant copper-gold mine now under construction

Status: Construction

Mine: Open pit

Plant: 8Mt/a crush, grind, flotation plant

Forecast production:
90,000t/a Cu LOM average
115,000oz/a Au

First shipment:
September 2008


Birdsville
Great Victoria Desert
Simpson Desert
SOUTH AUSTRALIA
Oodnadatta
Birdsville track
Strzelecki track
Oodnadatta track
Coober Pedy
Wirrida rail siding
Prominent Hill
Marree
Challenger Mine
Stuart Hwy
Tarcoola
Olympic Dam Mine
Cumamona Craton
Gawler Craton
Great Australian Bight
Broken Hill
Port Augusta
Barrier Hwy
Eyre Hwy
Whyalla
Port Pirie
Eyre Peninsula
Spencer Gulf
Port
Yorke Peninsula
Mt Gambier
Haul road to rail siding
Electricity transmission line
Access road to Highway
NT
QLD
WA
NSW
VIC
TAS
0
100 kms
200 kms

Competitive Fundamentals

- **100% ownership**
- **Attractive jurisdiction**
- **Nearby infrastructure**
- **Suitable scale**
- **High grade**
- **Excellent metallurgy**
- **Significant upside**

Prominent Hill – a major new mine









Prominent Hill – a major long life copper-gold mine


CURRENT
10year planned pit
8Mt/a
POTENTIAL
Underground
Sub-level open stoping
Potential 1-2Mt/a
Untested
POTENTIAL
High tonnage
Bulk cave mining operation

Oxiana LIMITED

Prominent Hill Strategic Plan - Project Schedule


2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Open Pit Construction
Open Pit Production
Upper Level Concurrent Underground
Feasibility Studies
Construction
Production
Lower Level Caving Operation
Prefeasibility Study
Feasibility Studies and Construction
Production

Excellent potential for more 'Prominent Hills'

4,175km2 of highly prospective tenements.

Remains under explored.

Detailed gravity surveys undertaken

Multiple Prominent Hill style targets

20 targets for drill testing.



Prospect to be drilled
Mount Woods Inlier
1VD Gravity
EL 3079
Yellow Dog
Venus
EL 3056
Scorch
Wildfire
Blaze
Taurus
EL 3229
Quaoar
Danae Hill
Torch
Pluto
Neptune
EL 2901
PROMINENT HILL
Dam
N
20km
0
20
kilometres

Oxiana LIMITED

Indonesia - Martabe: on track to be a major gold producer

Resource base 6Moz gold, 60Moz silver

Feasibility study

CIL processing

First production 2009

Potential for +250,000oz/a


N
370mRL
250m
700m


MEDAN
TEBING TINGGI
KABANJAHE
PEMATANGSIANTAR
Lake Toba
PARAPAT
INDONESIA
TARUTUNG
SIBOLGA
MARTABE
PADANGSIDEMPUAN
NORTH SUMATRA
KOTANOPAN
NATAL
50KM
Contract of Work

Regional advantage in under - explored Asia



Sichuan Jangtze Jiang Minerals
Rexing JV
YJLM JV
Thai Goldfields JV
Philippines
Cambodia
Sepon
Martabe
Kalimantan Gold Corporation JV
Woolgar
Wiluna
Warroo
Golden Grove
South Australia
1000 Kilometres

Development project pipeline










Prominent Hill Open Pit
Golden Grove Copper Oxide Pit
Sepon Copper Expansion
Sepon Primary Gold
Martabe Gold Open Pit
Prominent Hill UG
Golden Grove Copper Sulphide Pit
Xantho Extended & Cervantes UG at Golden Grove
Prominent Hill Bulk Mining
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Oxiana - growth and performance oriented

Oxiana has:

- High quality operations
- Full development pipeline
- Regional competitive advantage
- Major exploration commitment
- Financial strength
- Skilled and committed workforce

Continued growth through:

- Improving operations
- Expanding operations
- Discovering new resources
- Developing new resources
- Business development

MAJOR
MINING
COMPANY.









THANK YOU

www.oxiana.com.au

Oxiana LIMITED

TORO ENERGY LIMITED

ACN 117 127 590

6 August 2007

AUSTRALIAN STOCK EXCHANGE RELEASE

TORO AND NOVA AGREE TO MERGER PROPOSAL

The Board of Toro Energy Limited (ASX:TOE) (**Toro**) is pleased to announce that it has today agreed with Nova Energy Limited (ASX: NEL) (**Nova**) to merge the two companies. The merger will take place by way of a scrip offer (**the Offer**) by Toro for all the issued shares in Nova. The consideration to be offered is 5.5 Toro shares for each Nova share which values Nova at A$276 million. The Offer has been set at a compelling premium to Nova shareholders of 19% based on Toro's and Nova's closing share price and a premium of 37% based on the companies' respective 60 day volume-weighted average prices, in each case as at 2 August 2007.

The Board of Nova has **unanimously resolved to recommend** that Nova shareholders accept the Offer and has indicated that the directors intend to accept the Offer in respect of all shares and options they control, in both cases in the absence of a superior offer.

The Offer is also supported by Nova's major shareholders Oxiana Limited, Argonaut Limited and Allarrow Pty Limited and its associated entity, which together account for over 65% of Nova's issued shares. These shareholders have indicated to Toro that they will accept the Offer in the absence of a superior offer and subject to Toro achieving a relevant interest in Nova of 80% or above. In addition, several other shareholders of Nova have entered into pre-bid option agreements with Toro, giving Toro a relevant interest in approximately 1.6% of Nova.

The Boards of Toro and Nova believe the key benefits from the merger for their shareholders include:

- Creates a significant emerging uranium producer
- Pipeline of advanced projects in Australia (Wiluna, Napperby and Warrior) in three states
- Geo-political project and exploration diversity – within Australia and internationally
- Premium exploration tenure in Australia (SA, NT and WA) and Africa (Namibia, Morocco and Guinea)
- Capacity and skills to advance from exploration through production to markets
- Market capitalisation ranking at or near the top of ASX listed uranium explorers enabling an active role in sector consolidation
- A strong cash position of approximately $24 million (net of transaction costs)
- Highly experienced Board and management
- Strong market liquidity through free float of approximately 420 million shares spread over 6,000 shareholders
- Ongoing support from Oxiana as major shareholder

Toro's Managing Director, Mr Greg Hall, said today; "*This merger represents a fantastic opportunity for both companies, Toro and Nova, with an integration of strong projects and people into an emerging Australian uranium exploration, development and production enterprise. The new Toro Energy will have the capacity, financial strength, projects, skills and*

support to continue to grow through exploration and acquisition, and be able to provide greater liquidity and an exceptional exposure to this expanding industry for the combined shareholders."

Upon successful completion of the merger, the proposed new Toro Board will comprise the following members:

- Dr Ian Gould – Non-Executive Chairman
- Greg Hall – Managing Director
- Dr Tim Sugden – Executive Director
- Jeff Sells – Non-Executive Director
- Derek Carter – Non-Executive Director
- Erica Smyth – Non-Executive Director
- Peter Lester – Non-Executive Director

Offer Terms

Toro is offering 5.5 Toro shares for every 1 Nova share.

This offers a premium to Nova shareholders of 19% based on Toro's and Nova's closing share price[1] and a premium of 37% based on the companies' respective 60 day volume-weighted average prices (or VWAPs)[2] as at 2 August 2007.

The recommended Offer is subject to the following conditions:

- Toro shareholder approval for the purposes of ASX Listing Rule 10.1 to approve the issue by Toro to, and the acquisition by Agincourt Resources Limited (a wholly owned subsidiary of Oxiana Limited) of shares in Toro pursuant to the Offer;
- Minimum acceptance of at least 90% (by number) of the Nova Shares; and
- No regulatory action;
- No material adverse change;
- No material transactions;
- No prescribed occurrences; and
- No material adverse movement in stock and financial markets or the uranium price.

---

[1] Equivalent to $4.40 per ordinary Nova share (implied Offer Price) based on Toro's closing trading price of $0.80 and Nova's closing trading price of $3.70 as at 2 August 2007.

[2] Based on the 60 day VWAP for Toro of $1.00 and $4.02 for Nova as at 2 August 2007.

Toro is also offering to acquire all the issued options of Nova by way of private offer to these optionholders subject to the same conditions and on the following terms:

No. options	Option exercise price	Option expiry date	Offer terms per Nova option
115,000	$1.00	30 June 2010	4.50 Toro shares
115,000	$2.50	30 June 2010	3.38 Toro shares
115,000	$3.00	30 June 2010	3.09 Toro shares
115,000	$3.50	30 June 2010	2.83 Toro shares

Transaction Implementation

Toro and Nova have entered into a transaction Implementation Deed under which the parties agree to certain undertakings and arrangements to facilitate the making of the Offer. Key terms of the Implementation Deed are summarised in Appendix B.

Intention to Accept Toro's Offer

Toro is pleased to announce that Toro and Nova have received written communication from Oxiana Limited and Argonaut Limited and its associates (**Argonaut**), stating that subject to the lifting of relevant escrow conditions (which will occur on 23 August 2007) and in the absence of a superior offer and subject to Toro's aggregate relevant interest in Nova's shares being 80% or above, they will accept the Offer.

In addition, Toro is also pleased to announce that Toro and Nova have received written communication from Allarrow Pty Limited and its associates stating that in the absence of a superior offer and subject to Toro's aggregate relevant interest in Nova's shares being 80% or above, they will accept the Offer.

Pre-Bid Option Agreements

Toro has entered into Pre-Bid Option Agreements with a number of Nova shareholders whereby Toro has a call option to acquire all of the relevant shares in Nova in consideration for Toro shares equivalent in value to 5.5 Toro shares in respect of each Nova share held. Together shareholders that have entered Pre-Bid Option Agreements hold approximately 1.6% of shares in Nova. The Pre-Bid Option Agreements are summarised in Appendix C.

Post Merger Shareholdings

Immediately following the successful merger of Toro and Nova the approximate shareholdings in Toro will be:

Shareholder	Percentage held[3]
Oxiana	46.0%
Minotaur	7.3%
Argonaut	4.0%
Allarrow	3.5%
Other Nova Shareholders	15.5%
Other Toro Shareholders	23.7%
Total	100.0%

Approval of Acquisition of Shares in Toro from Substantial Shareholders

Oxiana Limited (**Oxiana**) is the largest shareholder of Nova holding approximately 57% of the company's issued capital. In addition, Oxiana is one of the largest shareholders in Toro, holding approximately 25% of the company's issued capital. Australian Securities Exchange Listing Rule 10.1 provides that an entity must ensure that it does not dispose of a substantial asset to a related party, subsidiary, substantial holder, or associate without shareholder approval. Listing Rule 10.1 usually arises in the context of transactions between a person who is in a position of influence and a listed entity where the transaction exceeds 5% or more of the equity interests of the entity. Accordingly, Toro will require approval in order to acquire those Nova Shares held by Oxiana under the Offer.

Toro intends to despatch a notice of meeting in conjunction with an independent expert report on or around 20 August 2007 with a subsequent meeting of Toro shareholders, in order to approve the proposal that Toro make the Offer, to be held approximately 28 days from this date. Oxiana will be excluded from voting on the proposal.

Toro has received written communication from Minotaur Exploration Limited (**Minotaur**) that it intends to vote in favour of Toro making the Offer.

Offer Process

The Board of Toro has delegated responsibility for the negotiation of the Offer terms to a Committee. Nominees of Oxiana on the Board of Toro were not represented on this Committee.

Further information regarding the Offer will be provided in Toro's Bidder's Statement. The Bidder's Statement will contain a full statement of the reasons for Toro making the Offer as well as the benefits and risks associated with accepting the Offer and other information relevant to Nova shareholders consideration of the Offer.

---

[3] On an undiluted basis. Includes the issue of Toro shares under the private offer to Nova optionholders as outlined in this announcement. Inclusive of 1,500,000 additional Nova shares to be issued by Nova to Allarrow Pty Limited.

It is anticipated the Bidder's Statement will be delivered to Nova on or around 27 August 2007, and dispatched to Nova's shareholders, together with Nova's Target's Statement, also on or around 27 August 2007. Under this schedule, Toro is targeting completion of the Offer on or around 24 September 2007.

Financial and Legal Advisers

Toro's financial adviser in relation to the Offer is BurnVoir Corporate Finance Limited and legal advice is being provided by Finlaysons.

Greg Hall

Managing Director

Investor enquiries: Greg Hall – 08 8362 6677

Media enquiries: Kevin Skinner - 08 8234 9555 / 0414 822 631

Appendix A

Offer Terms

The Takeover Offer and any contract resulting from acceptance by a Nova shareholder of the Takeover Offer will be subject to fulfillment of the following conditions:

(a) **(Toro shareholder approval)** that between the Announcement Date and the end of the Offer Period the holders of ordinary shares in the issued capital of Toro meet and resolve by ordinary resolution for the purposes of ASX Listing Rule 10.1 to approve the issue by Toro to and the acquisition by Agincourt Resources Limited (AGC) of fully paid ordinary shares in the issued capital of Toro under the terms of the Offer if accepted by AGC.

(b) **(Minimum acceptance)**: that during, or by the end of the Offer Period:

i) Toro and its associates have relevant interests in at least 90% (by number) of the Nova Shares; and

ii) Toro and its associates acquire at least 75% (by number) of the Nova Shares that Toro offers to acquire under the Takeover Offer (whether under the Offer or otherwise) ; and

iii) Toro becomes entitled to compulsorily acquire all Nova Shares in accordance with Chapter 6A of the Corporations Act.

(c) **(No regulatory action)**: that, between the Announcement Date and the end of the Offer Period:

i) no preliminary or final decision, order or direction is made or issued by any Regulatory Authority;

ii) no action, proceeding or investigation is announced, commenced or threatened by any Regulatory Authority; and

iii) no application is made to any Regulatory Authority (other than by Toro or an associate of Toro), which is likely to or purports or threatens to restrain prohibit, impede or otherwise materially adversely affect the making of the Offer, the acquisition of the Nova Shares by Toro, the rights of Toro in respect of Nova and the Nova Shares or the continued operation of the businesses of Toro, Nova or their subsidiaries (other than any action or decision by or application to ASIC or the Takeovers Panel in exercise of the powers or discretions conferred by the Corporations Act). For the purposes of this condition, a Regulatory Authority means any court or governmental, semi-governmental, administrative, statutory, judicial, quasi-judicial or other regulatory body, authority or agency (including ASIC, ASX and any other securities exchange or private entity which exercises regulatory functions), whether in Australia or elsewhere.

(d) **(No material adverse change)**: that, between the Announcement Date and the end of the Offer Period:

i) no act, fact, matter, event or circumstance occurs, is announced, becomes public or otherwise becomes known to Toro, which has, will or is reasonably likely to result in a material adverse change in or in relation to Nova, a subsidiary of Nova or the assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Nova or its subsidiaries, other than any act, fact, matter, event or circumstance known to Toro or fairly disclosed in writing by Nova to Toro prior to the Announcement Date;

ii) Toro does not become aware that any document filed by or on behalf of Nova with any Regulatory Authority prior to the Announcement Date contains a material inaccuracy or is misleading (whether by omission or otherwise) in a material respect;

iii) without limiting paragraph (a), no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Nova or any subsidiary of Nova is a party, or by or to which Nova or any subsidiary of Nova or any of its assets may be bound or subject, which has or will or is reasonably likely to have a material adverse effect on Nova, a subsidiary of Nova or the

assets, liabilities, structure, operation, business, financial or trading position or performance, profitability or prospects of Nova or its subsidiaries, including as a result of:

iv) any monies borrowed by Nova or any subsidiary of Nova being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

v) any such agreement or other instrument being terminated or modified or any action being taken or arising there under;

vi) the interest of Nova or any subsidiary of Nova in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

vii) the business of Nova or any subsidiary of Nova with any other person being adversely affected.

(e) **(No material transactions)**: that, except in accordance with any public announcement by Nova before the Announcement Date or as agreed by Toro, none of Nova nor any of its subsidiaries does any of the following between the Announcement Date and the end of the Offer Period:

i) other than in the ordinary course of its or their business, purchases or otherwise acquires, sells or otherwise disposes of, or offers or agrees to purchase, acquire, sell or dispose of, any property or assets (or any right, title or interest therein) the total consideration for which, or value of which, exceeds or would exceed $1,500,000 in aggregate;

ii) other than in the ordinary course of its or their business, enters into, or offers or agrees to enter into, any other agreement, arrangement, joint venture, partnership or other commitment of any kind which would require expenditure by Nova in cash or in kind, or the foregoing of revenue by Nova, of an amount which exceeds or would exceed $1,500,000 in aggregate;

iii) declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Nova shareholder;

iv) amends its constitution or the terms of issue of any shares, options or other convertible securities;

v) varies materially or terminates (or suffers termination) early of any contract or agreement entered into by Nova whereby the amount of expenditure incurred or to be incurred by Nova in performing its obligations thereunder or the amount of the benefit derived or to be derived thereunder by Nova exceeds $500,000 in aggregate; or

vi) resolves or announces an intention to do any of the things referred to in paragraphs (a) to (e) above.

(f) **(No Prescribed Occurrences)**: that, between the Announcement Date and the end of the Offer Period, none of the events listed in sections 652C(1)(a) to (h) of the Corporations Act inclusive and 652C(2)(a) to (e) of the Corporations Act inclusive occur (other than the issue of Nova Shares pursuant to the exercise or conversion of options or other securities which had been issued and notified to ASX prior to the Announcement Date).

(g) **(Stock and financial markets)**: that, between the Announcement Date and the end of the Offer Period:

i) the S&P/ASX Index 200 does not fall below 5,118 for a period of 10 or more consecutive ASX Business Days; or

ii) the spot price of uranium (as determined by Ux Consulting Company) does not fall below US$102 per pound for a period of 10 consecutive Business Days.

Appendix B

Summary of

Implementation Deed

The following is a summary only of the key terms of the Implementation Deed between Toro and Nova under which the parties agree to co-operate in relation to the necessary actions to facilitate the making of the Offer.

Conduct of Nova Business

Nova shall conduct its business in the ordinary course until the end of the Offer period (including not entering into any related party transaction or material transaction) and shall consult in good faith Toro in relation to material matters regarding the conduct of the Nova business.

Exclusivity Provisions

(a) **Exclusivity** - Nova covenants and agrees with Toro that until the end of the Offer period:

i) **(no solicitation)** - neither Nova nor any of its, employees, officers or advisors or its associates that it controls **(Representatives)** will approach or solicit inquiries from, or initiate discussions with, any person except Toro in relation to a proposal for a takeover bid, scheme of arrangement, capital reconstruction, purchase of main undertaking or other similar reorganisation for or in relation to Nova (**Proposal**); and

ii) **(no talk during bid period)** – neither Nova nor any of its Representatives will participate in any discussions or negotiations, provide any information or due diligence or take any other action to facilitate any such person making such a Proposal.

(b) **Nova Director Fiduciary Duties** - Notwithstanding the restrictions in (a)(i) above, Nova will be permitted to respond to an unsolicited takeover bid or any other Proposal where, in the opinion of the Nova Board, failing to respond would constitute a breach of directors' fiduciary or statutory obligations to Nova having received written advice from external legal advisors to that effect, and Nova gives Toro prior written notice of the proposed recipient and Proposal.

(c) **Notification to Toro** - Nova shall promptly notify Toro of the specific details of any third party contact Nova receives relating to a Proposal during the Period (including the identity of the third party and the nature of the Proposal) except where, relying on paragraph above, Nova is in discussions with a third party and is bound by confidentiality obligations in respect of those discussions.

Break fees

(a) **Nova Break Fee Payment** - Nova shall pay a break fee of $2.3 million (exclusive of GST) (**Break Fee**) to Toro on the first to occur of:

i) **(Higher bid)** Nova or a third party announces or proposes a takeover bid, scheme of arrangement, capital reconstruction, sale of main undertaking or other similar transaction for or in relation to Nova (Third Party Proposal) which has been announced, or received by Nova (or any of its Representatives) before the Takeover Offer closes or lapses and, at any time before the date 6 months after the date of this deed the person announcing, making or varying the Third Party Proposal:

- acquires (together with its associates) a relevant interest in at least 50.1% of the issued ordinary shares of Nova; or
- acquires an unconditional right to purchase the main undertaking or otherwise acquires control of the main undertaking of Nova,

For the avoidance of doubt this clause shall survive termination of this deed and be enforceable by Toro notwithstanding that the change in recommendation clause below may apply or have been invoked;

ii) **(Change in recommendation)** the board of directors of Nova or any director of Nova changes their recommendation regarding the Offer, other than as a result of:

- an independent expert engaged by Nova concluding at any time during the currency of the Offer that the Offer is not fair and reasonable to Nova shareholders; or
- a Material Adverse Change in relation to Toro; or
- the trigger of the conditions to the Offer relating to movements in the share price index and the uranium price.

(b) **Toro Break Fee Payment** - Toro shall pay a break fee of $2.3 million (exclusive of GST) (**Break Fee**) to Nova on the first to occur of:

i) Toro does not satisfy its obligation to make the Offer under clause 2 other than as a result of:

- a Material Adverse Change in relation to Nova; or
- the occurrence of a matter or thing described as a defeating condition before Toro makes the Offer.

ii) Toro withdraws the Offer for any reason other than:

- an independent expert engaged by Toro concluding that the proposal to issue Oxiana with Toro shares as a result of its acceptance of the Offer is not fair and reasonable to Toro shareholders;
- a Material Adverse Change in relation to Nova;
- by reason of a defeating condition attached to the Offer not being fulfilled;

iii) Any Toro director fails to recommend to Toro shareholders that they vote in favour of any resolution required to implement the Offer or change their recommendation so that they no longer recommend voting in favour of such resolution prior to its passage, other than as a result of:

- an independent expert engaged by Toro concluding that the proposal to issue Oxiana with Toro shares as a result of its acceptance of the Offer is not fair and reasonable to Toro shareholders;
- a Material Adverse Change in relation to Nova;
- by reason of a defeating condition attached to the Offer not being fulfilled;

(c) **Reasonable Compensation** - Nova and Toro agree that the Break Fee is based on an estimate of, and in reimbursement for, Toro's and Nova's reasonable costs (as the case may be), including:

i) commitment fees and other associated financing costs incurred in connection with the Offer;

ii) legal fees and other professional advisory fees and disbursements in connection with due diligence by the parties and the Offer; and

iii) internal costs referable to the time spent by the parties' executives and senior management in connection with:

- evaluation of the commercial feasibility of the Offer;
- negotiation of this deed and the terms of the Offer; and
- execution of the Offer.

Termination Right

Either party may terminate this deed if:

(a) a majority of Nova directors withdraw their recommendation in favour of the Offer for any reason or Nova enters into any agreement, arrangement or understanding to support, pursue or effect a Third Party Proposal;

(b) the other party is and remains in material breach of this deed for at least 7 days after notice of such breach has been given to it by the party not in breach;

(c) the Offer is permanently restrained or prohibited by a court or government or regulatory agency; or

(d) the Offer closes or expires without becoming unconditional or Toro withdraws the Offer for any reason

but no such termination shall extinguish, prejudice or limit any obligation of a party expressed or intended to survive termination of this deed or any liability of a party accruing prior to termination including a liability of either party to pay the break fee to the other party in accordance with this deed.

Appendix C

Summary of Pre-Bid Acceptance Deeds

The following is a summary only of the key terms of the Pre-Bid Option Deed between Toro and the following shareholders of Nova (each a **Pre-Bid Counterparty**):

(a) The Merlin Superannuation Fund;

(b) Bedivere Holdings Pty Limited;

(c) Kumbhalgarh Pty Limited; and

(d) Braidwood Investments WA Pty Limited.

under which:

(a) Toro intends to make the Offer and each Pre-Bid Counterparty intends to participate in the Offer;

(b) Each Pre-Bid Counterparty has agreed to grant to Toro an option to acquire from the Pre-Bid Counterparty that party's Nova shares (**Option Shares**) on the terms and conditions of the Pre-Bid Option Deed.

Option

(a) Call Option

i) Each Pre-Bid Counterparty grants to Toro the right to require the Pre-Bid Counterparty to sell to Toro that party's Option Shares for the Purchase Consideration.

ii) The Option may only be exercised during the Option Period in respect of all the Option Shares, if:

- Toro has not waived the 90% minimum acceptance condition; or
- Toro has waived the 90% minimum acceptance condition, when all other ordinary shares in Nova in which Toro has a relevant interest are aggregated with the Option Shares, equals 80% or more of the shares in Nova.

(b) Lapse of Option

i) At the end of the Option Period, the Option, if not exercised, lapses.

ii) If prior to the exercise of the Option a Higher Alternative Proposal is announced, the Pre-Bid Counterparty may by notice in writing to Toro terminate the Option, not later than 10 Business Days after the date of the announcement of the Higher Alternative Proposal.

iii) If the Offer is not publicly announced by Toro within 5 Business Days after the date of the Pre-Bid Option Deed, the Option lapses.

iv) If the Option has not previously lapsed or been exercised the Option lapses at 5pm Adelaide time on the date which is 180 days after the date of the Pre-Bid Option Deed.

(c) Share Sale Agreement - Upon Toro giving an Exercise Notice, there shall be constituted between Toro and the Pre-Bid Counterparty a contract whereby the Pre-Bid Counterparty must sell to Toro all the Option Shares for the Purchase Consideration.

(d) Toro Shares

i) Toro will immediately upon the issue of the Purchase Consideration apply for the Toro Shares comprising the Purchase Consideration to be granted quotation on the ASX.

ii) The Pre-Bid Counterparty will accept the Toro Shares issued by way of Purchase Consideration.

iii) Toro must procure that all the Toro Shares comprising the Purchase Consideration will upon their issue be immediately able to be freely offered for sale and sold, without the need for disclosure to investors under, and for the purposes of, Part 6D.2 of the Corporations Act.

Further Call Option

If the Pre-Bid Counterparty terminates the Option under the Lapse of Option clause and within 10 Business Days after the date of announcement of a Higher Alternative Proposal Toro increases the Offer to a value which at least matches the value of the Higher Alternative Proposal;

The Pre-Bid Counterparty irrevocably grants to Toro a call option to acquire the Option Shares at this increased Offer value.

Restrictions on Dealing in Option Shares

The Pre-Bid Counterparty undertakes that it will not, on and from the date of the Pre-Bid Option Deed up to and including the Option End Date or if the Pre-Bid Counterparty terminates the Option under the Lapse of Option clause, up to and including the expiry of the period of 10 Business Days referred to in the Further Call Option clause without Toro increasing the Offer in accordance with that clause, sell, assign, transfer, encumber or otherwise dispose of any of the Option Shares or agree to do so (including through creation of a security interest or the acceptance of any other takeover offer made in respect of the Option Shares) other than as permitted by the Pre-Bid Option Deed or the Offer.

Rights in Relation to Option Shares

(a) With effect from the date of the Offer, the Pre-Bid Counterparty grants Toro an irrevocable proxy in respect of the Option Shares to do all or any of the following things and exercise the following rights that the Pre-Bid Counterparty could do or exercise in relation to the Option Shares:

i) exercise all voting rights in relation to the Option Shares at any meeting of Nova Shareholders or to pass any resolution of the Nova Shareholders;

ii) appoint a proxy or proxies to attend and vote in the manner directed by Toro in relation to the Option Shares at any meeting of Nova Shareholders or to pass any resolution of Nova Shareholders; and

iii) consent to the convening of general meetings of Nova by notice shorter than that otherwise required; and

(b) the Pre-Bid Counterparty acknowledges and agrees:

i) that in exercising the powers conferred on Toro as listed above, Toro and each of its directors and nominees is entitled to act in the interests of Toro; and

ii) to do all such acts, matters and things that Toro may require to give effect to this clause (including the execution of a written form of proxy which complies in all respects with the constitution of Nova or the

execution of a written form appointing a person nominated by Toro as the Pre-Bid Counterparty's representative pursuant to section 250D of the Corporations Act) if requested by Toro.

(c) the Pre-Bid Counterparty undertakes to Toro that it will:

i) not itself attend or vote at meetings of members of Nova in respect of the Option Shares nor take any action which would invalidate any appointment pursuant to this clause; and

ii) forward any notices of meeting of Nova members received by the Pre-Bid Counterparty on or after the date of the Offer to Toro within a reasonable time of receipt of such notices.

Oxiana
LIMITED

6 August 2007

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

TORO AND NOVA AGREE TO MERGER PROPOSAL

The Boards of Toro Energy Limited (ASX: TOE) and Nova Energy Limited (ASX: NEL), owned as to 57% and 25% respectively by Oxiana Limited (ASX: OXR), have today announced a recommended merger by way of a scrip takeover offer by Toro for Nova (the "Offer").

The Offer terms are 5.5 Toro shares for each Nova share and, if successful, the merger will result in Oxiana holding about 46% of the merged company on an undiluted basis. Based on the closing trading prices of Toro ($0.80) and Nova ($3.70) on 2 August 2007, the Offer implies a market value for the merged company approaching A$400 million.

When commenting on the merger from an Oxiana perspective, Mr Owen Hegarty (Managing Director and CEO) said:

"Oxiana is supportive of the transaction – it will strengthen our investment in the uranium industry by bringing together two complementary management teams and an excellent portfolio of advanced projects and exploration tenure to create one of the largest Australian listed uranium explorers and developers. Oxiana believes the Australian uranium industry has a strong future and the merger of Toro and Nova has the potential to make an important contribution to the Oxiana Group in the years to come."

The merged company will have three advanced projects in Australia (Lake Way – Centipede, Napperby and Warrior) and extensive exploration positions in Australia (SA, NT and WA) and Africa (Namibia, Morocco and Guinea).

Oxiana intends to accept the Offer for its holding following the expiry or termination of the escrow restrictions on its Nova shareholding (which will occur no later than 23 August 2007), in the absence of a higher offer and subject to its acceptance increasing Toro's relevant interest in Nova shares above 80%.

Oxiana's financial adviser in respect of this transaction is Gryphon Partners and legal advice is being provided by Clayton Utz.

For further information on the proposed merger, refer to the Toro and Nova announcements released earlier today which will also be available on Oxiana's website.

Owen L. Hegarty
Managing Director & CEO

Investor enquiries: Richard Hedstrom
Media enquiries: Bruce Loveday
+61 3 8623 2200

Oxiana
LIMITED

6 August 2007

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

TORO AND NOVA AGREE TO MERGER PROPOSAL

The Boards of Toro Energy Limited (ASX: TOE) and Nova Energy Limited (ASX: NEL), owned as to 25% and 57% respectively by Oxiana Limited (ASX: OXR), have today announced a recommended merger by way of a scrip takeover offer by Toro for Nova (the "Offer").

The Offer terms are 5.5 Toro shares for each Nova share and, if successful, the merger will result in Oxiana holding about 46% of the merged company on an undiluted basis. Based on the closing trading prices of Toro ($0.80) and Nova ($3.70) on 2 August 2007, the Offer implies a market value for the merged company approaching A$400 million.

When commenting on the merger from an Oxiana perspective, Mr Owen Hegarty (Managing Director and CEO) said:

"Oxiana is supportive of the transaction – it will strengthen our investment in the uranium industry by bringing together two complementary management teams and an excellent portfolio of advanced projects and exploration tenure to create one of the largest Australian listed uranium explorers and developers. Oxiana believes the Australian uranium industry has a strong future and the merger of Toro and Nova has the potential to make an important contribution to the Oxiana Group in the years to come."

The merged company will have three advanced projects in Australia (Lake Way – Centipede, Napperby and Warrior) and extensive exploration positions in Australia (SA, NT and WA) and Africa (Namibia, Morocco and Guinea).

Oxiana intends to accept the Offer for its holding following the expiry or termination of the escrow restrictions on its Nova shareholding (which will occur no later than 23 August 2007), in the absence of a higher offer and subject to its acceptance increasing Toro's relevant interest in Nova shares above 80%.

Oxiana's financial adviser in respect of this transaction is Gryphon Partners and legal advice is being provided by Clayton Utz.

For further information on the proposed merger, refer to the Toro and Nova announcements released earlier today which will also be available on Oxiana's website.

Owen L. Hegarty
Managing Director & CEO

Investor enquiries: Richard Hedstrom
Media enquiries: Bruce Loveday
+61 3 8623 2200

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,838 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.44 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Performance Rights Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,538,430,864	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 20/08/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

**NUMBER OF SECURITIES NOT
QUOTED ON THE ASX - CLAUSE 9 REFERS**

A OPTIONS

NUMBER	CLASS
1,800,000	Options expiring 23 December 2007
500,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
4,600,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011
1,000,000	Options expiring 21 August 2011
1,000,000	Options expiring 3 October 2011
1,800,000	Options expiring 1 March 2012
1,250,000	Options expiring 1 May 2012
2,000,000	Options expiring 2 May 2012
250,000	Options expiring 14 May 2012
1,000,000	Options expiring 18 June 2012

Total **28,200,000**

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.9700 per share. This represents 108,247,423 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Oxiana
LIMITED

Rules 4.2A.3

Appendix 4D

Name of entity	**OXIANA LIMITED**
ABN	**40 005 482 824**
For the half year ended	**30 JUNE 2007**

(Previous Reporting Period: 30 June 2006)

Results for announcement to the market	**2007 $A'000**	**2006 $A'000**		**Percentage change**
Revenues from ordinary activities	**584,160**	599,603	down	2.6%
Profit/(loss) from ordinary activities after tax attributable to members	**178,943**	260,084	down	31%
Net profit/(loss) for the period attributable to members	**173,451**	263,232	down	34%

Commentary on results for the period

Refer review of operations in the Directors' Report attached

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Interim dividend 2007	4.0¢	4.0¢
Interim dividend 2006	3.0¢	Nil¢

Record date for determining entitlements to the dividend	20 September 2007
Date dividend is payable	4 October 2007

	30 June 2007	**30 June 2006**
Net Tangible Assets Per Security	98.2¢	51.0¢

The information set out in this Half Year Report should be read in conjunction with the Annual Report for the year ended 31 December 2006.

Dividend Reinvestment Plan

The dividend or distribution plans shown below are in operation.

Oxiana Limited Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the dividend or distribution plans	20 September 2007

Any other disclosures in relation to dividends (distributions)

No other disclosures.

Details of Entities Over Which Control Has Been Gained or Lost

Control gained over entities

Oxiana Agincourt Holdings Pty Ltd	incorporated 12 February 2007
Oxiana Insurance Pte Ltd	incorporated 15 February 2007
Agincourt Resources Limited	acquired 21 March 2007
Agincourt Resources (Martabe) Pty Ltd	acquired 21 March 2007
Agincourt Resources (Singapore) Pte Ltd	acquired 21 March 2007
PT Agincourt Resources	acquired 21 March 2007
PT Artha Nugraha Agung	acquired 21 March 2007
Wiluna Operations Limited	acquired 21 March 2007
Agincourt Resources (Exploration) Pty Ltd	acquired 21 March 2007
Gowit Developments Pty Ltd	acquired 21 March 2007
Nova Energy Limited	acquired 21 March 2007
Nova Energy (Africa) Pty Ltd	acquired 21 March 2007
Nova Energy (Namibia) (Pty) Ltd	acquired 21 March 2007
Oxiana Finance (Holdings) Pty Ltd	incorporated 24 May 2007
Oxiana Finance Pty Ltd	incorporated 24 May 2007
Navakun Mining Company Limited	incorporated 30 May 2007

Loss of control of entities

Nil

Companies De-registered

Nil

Details of Associates and Joint Ventures

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Thai Goldfields Limited	50%	50%	-	-
AGA-OXR Exploration Alliance	50%	50%	-	-
Toro Energy Limited	*24.74%	*24.74%	(230)	2
* *(Note Additional indirect interest held in Toro Energy Limited of 2.23%)*				
Other material interests	-	-	-	-

The associates and joint ventures listed above did not have a material impact on the group's net profit for the six months ended 30 June 2007.

Information on Audit or Review

This report is based on *accounts to which one of the following applies.

☐	The accounts have been audited.	✓	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: .... Date: 23 August 2007
Owen L Hegarty
Director

Oxiana
LIMITED

ABN 40 005 482 824

Half-Year Report
30 June 2007

Contents	Page

DIRECTORS' REPORT

Your Directors present their Report and the Financial Report on the consolidated entity ("Oxiana Group") comprising Oxiana Limited and the entities it controlled at the end of, or during the half-year ended 30 June 2007.

Directors

The following persons were Directors of Oxiana Limited from the beginning of the half-year and up to the date of this report:

Barry L Cusack (Chairman)
Owen L Hegarty (Managing Director)
Ronald H Beevor
Peter W Cassidy
Michael A Eager
Brian Jamieson

Principal activities

The principal activities of the Oxiana Group during the period were the production of gold and copper at Sepon in Laos, the production of zinc, copper and lead concentrates at Golden Grove in Western Australia, the production of gold at Wiluna in Western Australia, the ongoing construction of the Prominent Hill copper/gold mine in South Australia, feasibility evaluation of the Martabe gold deposit in Indonesia and exploration activities in other parts of Australia, Laos, Thailand, Vietnam, Cambodia, China and Indonesia.

On 29 January 2007 the Oxiana Group reached agreement with the Directors of Agincourt Resources Limited ("Agincourt") for an agreed takeover of Agincourt by Oxiana. The takeover has been successfully completed. Oxiana obtained control of Agincourt on 21 March 2007 and finalised compulsory acquisition procedures by 25 May 2007. The acquisition brought to the Oxiana Group the Martabe gold project in Indonesia, the Wiluna Gold Operation in Western Australia and numerous exploration properties. Agincourt also holds 57% of Nova Energy Limited a uranium explorer.

On 20 June 2007 Oxiana reached agreement with Apex Minerals NL (Apex) for the sale of the Wiluna gold mining and processing operation. The sale was satisfactorily completed on 1 August 2007.

Consolidated results

The consolidated profit attributable to members of Oxiana Limited for the half year ended 30 June 2007 was $173,451,000 (2006: $263,232,000).

The net assets of the Oxiana Group have increased by $625,274,000 from 31 December 2006 to $1,629,854,000 at 30 June 2007. This increase is attributable to the acquisition of the Agincourt Group during the period in exchange for shares in Oxiana, and the strong operating performance of the Group.

Dividends

On 20 February 2007 the Directors declared a partially franked dividend of 5.0 cents per share which was paid on 28 April 2007 in relation to the financial year ended 31 December 2006.

In addition to the above dividend, since the half year end the Directors have declared a fully franked interim dividend of 4.0 cents per fully paid ordinary share to be paid on 4 October 2007.

Review of results and operations

The Oxiana Group has delivered a strong revenue and net profit performance for the half year, driven by strong world metal prices and sound operating performances.

Golden Grove Concentrates Production

Since 1 January 2007 the Golden Grove operations have produced 61,189 tonnes of zinc concentrates (2006 70,711 tonnes), 4,095 tonnes of lead concentrates (2006 6,056 tonnes), 12,028 tonnes of copper concentrates (2006 4,315 tonnes), and 28,370 ounces of gold in concentrates (2006 27,000). This produced revenue of $298,477,000 (2006 $253,603,000) and a net result of $151,483,000 (2006 $162,471,000).

Sepon Copper Production

During the half year period the Sepon Copper operation has produced 30,098 tonnes of copper cathode (2006 30,051 tonnes). This has produced revenue of $236,162,000 (2006 $277,327,000) and a net result of $163,769,000 (2006 $199,979,000).

Sepon Gold Production

During the half year period the Sepon Gold operation has produced 59,438 ounces of gold (2006 81,375 ounces) and 107,906 ounces of silver (2006 97,346 ounces). This has produced revenue of $49,521,000 (2006 $68,673,000) and a segment loss of $4,249,000 (2006 segment loss $804,000). The net result has been adversely impacted by lower levels of production and rising production costs, in particular the rising costs of energy and consumables.

Prominent Hill Mine Development

Development and construction of the copper and gold mining operation at Prominent Hill in South Australia continues strongly with the project on track for the commencement of mining in early 2008, and the first commercial production of concentrate in the third quarter of 2008. The project is currently in the construction and pre-strip mining stage of its development.

Martabe Gold Project

Since its acquisition as part of the Agincourt Group, work has continued at Martabe in Indonesia toward the completion of the Martabe feasibility study. Completion of the feasibility study is scheduled for late 2007. Detailed infill drilling is being performed to confirm the gold resource at Martabe and to upgrade more material into the measured resource category.

Exploration Activity

Oxiana has continued its exploration program at Golden Grove (Western Australia) and its major resource evaluation and expansion program at Prominent Hill (South Australia). In August 2007 Oxiana announced successful exploration drilling at both Golden Grove and at Prominent Hill. Recent drilling has outlined high grade extensions to existing mineralisation at both operations which has the potential to increase production levels and extend the lives of the operations.

Oxiana continues to explore the highly mineralised Sepon tenement for gold and copper.

Since the acquisition of Agincourt Resources Ltd in March, exploration has continued at the Martabe project in Indonesia and exploration for uranium has continued in Western Australia and Africa through the listed subsidiary Nova Energy Limited.

In addition, Oxiana's Australian exploration activities also included ongoing joint venture exploration with Strategic Minerals Corporation NL, Queensland Gold and Minerals Limited and Minotaur Exploration Limited.

Oxiana's international exploration ventures continued during the year both in their own right and with the co-venturers, namely Anglogold Ashanti for gold in other parts of Laos, Thai Goldfields NL in Northern Thailand, Yunnan Jinlong Minerals Company Limited, Laoxuzhai Minerals Company Limited (Rexing JV) and Sichuan Yangtze Minerals Company Limited in China, Shin Ha Company Limited in Cambodia and Kalimantan Gold Corporation Limited in Indonesia.

Other Significant Transactions and Events

The following significant transaction has occurred during the half-year period:

- On 30 June 2007 the Government of Laos officially took up a 10% interest in Oxiana's Lao operating company Lane Xang Minerals Limited. The option to acquire the 10% interest in the Sepon copper and gold operation was included in the Mineral Exploration and Production Agreement signed with the Government of Laos in 1993.

Events occurring after reporting date

The sale of the Wiluna gold mining and processing operation to Apex Minerals NL for $29,400,000 was completed on 1 August 2007.

On 6 August 2007 the Boards of Toro Energy Limited (Toro) and Nova Energy Limited (Nova) announced a recommended merger by way of a scrip takeover by Toro for Nova. Oxiana intends to accept the offer in the absence of a higher offer, and subject to Toro's relevant interest in Nova exceeding 80%.

On 8 August 2007 it was announced that Oxiana will take up a 13.7% interest in Beadell Resources Limited in exchange for gold and uranium exploration assets. These gold and uranium assets were acquired as part of the acquisition of the Agincourt Group.

There have been no other events subsequent to the reporting date which have significantly affected or may significantly affect the Oxiana Group's operations, results or state of affairs in future years.

Rounding of amounts

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Auditor's Independence Declaration

The lead auditor's independence declaration for the half-year ended 30 June 2007 as set out on page 5 forms part of the directors' report.

This report is signed in accordance with a resolution of the Board of Directors.

....

Owen L. Hegarty
Director
23 August 2007

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Oxiana Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 30 June 2007, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Michael Bray
Partner

Melbourne
23 August 2007

Consolidated interim income statement
For the half-year ended 30 June 2007

	Note	Half-Year 2007 $'000	2006 $'000
Revenues from continuing operations	9	**584,160**	599,603
Other income	9	**3,465**	2,936
Change in inventories of finished goods and WIP		**6,242**	12,898
Raw materials, consumables and other direct costs		**(125,363)**	(116,470)
Employee expenses		**(62,876)**	(55,133)
Depreciation and amortisation expenses	10	**(56,968)**	(46,562)
Royalties		**(23,501)**	(23,477)
Exploration and evaluation expenditure		**(17,975)**	(10,167)
Foreign exchange losses		**(23,612)**	-
Other expenses		**(12,610)**	(16,017)
Profit on sale of non-current assets		**67**	6,773
Share of net profit/(loss) of associates and joint venture partnerships accounted for using the equity method		**(230)**	2
Profit before net financing costs and income tax		**270,799**	354,386
Interest revenue		**15,454**	5,111
Finance costs	10	**(22,321)**	(22,776)
Profit before income tax		**263,932**	336,721
Income tax expense		**(84,989)**	(76,637)
Profit from continuing operations		**178,943**	260,084
Profit/(loss) from discontinued operation	8	**(6,209)**	3,148
Profit for the period		**172,734**	263,232
Attributable to:			
Members of Oxiana Ltd		**173,451**	263,232
Minority interest		**(717)**	-
Profit for the period		**172,734**	263,232
		Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company	15		
Basic earnings per share		**11.88**	19.16
Diluted earnings per share		**11.03**	17.72
Continuing operations	15		
Basic earnings per share		**12.31**	18.93
Diluted earnings per share		**11.42**	17.51

The income statement should be read in conjunction with the accompanying notes.

Consolidated interim balance sheet
As at 30 June 2007

	Note	30 June 2007 $'000	31 December 2006 $'000
ASSETS			
Current Assets			
Cash and cash equivalents		**502,341**	670,851
Receivables		**75,790**	33,309
Inventories		**86,629**	71,393
Derivative financial instruments		**859**	1,017
Assets classified as held for sale	7	**35,632**	-
Other		**10,980**	2,769
Total current assets		**712,231**	779,339
Non-current assets			
Available for sale financial assets		**23,274**	14,802
Investments accounted for using the equity method		**6,544**	6,591
Property, plant and equipment	11	**1,636,667**	930,054
Intangible assets		**120,059**	1,883
Deferred tax assets		**23,451**	5,576
Derivative financial instruments		**971**	1,140
Other		**1,029**	-
Total non-current assets		**1,811,995**	960,046
Total assets		**2,524,226**	1,739,385
LIABILITIES			
Current Liabilities			
Trade and other payables		**112,155**	106,055
Interest bearing liabilities		**87,379**	207,946
Derivative financial instruments		**13,380**	-
Current tax liabilities		**42,328**	87,053
Provisions		**9,840**	8,613
Liabilities classified as held for sale	7	**8,993**	-
Total current liabilities		**274,075**	409,667
Non-current liabilities			
Interest bearing liabilities		**336,016**	219,674
Deferred tax liabilities		**231,500**	62,812
Provisions		**52,781**	42,652
Total non-current liabilities		**620,297**	325,138
Total liabilities		**894,372**	734,805
Net assets		**1,629,854**	1,004,580
EQUITY			
Contributed equity	13	**1,033,160**	608,475
Reserves	13	**(57,237)**	(31,766)
Accumulated profits	13	**495,872**	427,871
Total equity attributable to members of Oxiana Ltd		**1,471,795**	1,004,580
Minority interest	13	**158,059**	-
Total equity		**1,629,854**	1,004,580

The balance sheet should be read in conjunction with the accompanying notes.

Consolidated interim statement of recognised income and expense

For the half-year ended 30 June 2007

	30 June 2007 $'000	30 June 2006 $'000
Amounts recognised directly in equity		
Exchange differences on translation into presentation currency	(31,113)	(5,002)
Net change in fair value of available-for-sale financial assets, net of tax	4,857	622
Changes in the fair value of cash flow hedges, net of tax	28	4,433
Income/(expense) recognised directly in equity	(26,228)	53
Profit for the half-year	172,734	263,232
Total recognised income and expense for the half-year	146,506	263,285
Attributable to:		
Members of Oxiana Limited	147,223	263,285
Minority interest	(717)	-
Total recognised income and expense for the half-year	146,506	263,285

The statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated interim cashflow statement
For the half-year ended 30 June 2007

	Half-Year Inflows / (Outflows)	
	30 June 2007 $'000	30 June 2006 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**599,317**	569,412
Payments to suppliers and employees (inclusive of goods and services tax)*	**(309,203)**	(256,905)
Interest received	**15,656**	5,104
Interest paid	**(18,172)**	(17,994)
Income tax paid	**(86,661)**	(9,431)
Net cash inflow/(outflow) from operating activities	**200,937**	290,186
Cash flows from investing activities		
Payments for capitalised exploration and evaluation	**(12,159)**	(3,500)
Payments for property, plant & equipment and development	**(294,675)**	(52,015)
Payment for purchase of subsidiaries net of cash acquired	**117**	-
Payments for purchase of investments	**(2,016)**	(1,870)
Net cash inflow/(outflow) from investing activities	**(308,733)**	(57,385)
Cash flows from financing activities		
Gross proceeds from issues of shares	**9,111**	3,429
Proceeds from borrowings	**201,074**	-
Repayment of borrowings	**(187,869)**	-
Dividends paid to company's shareholders	**(54,422)**	(9,712)
Net cash inflow/(outflow) from financing activities	**(32,106)**	(6,283)
Net increase/(decrease) in cash and cash equivalents	**(139,902)**	226,518
Cash and cash equivalents at 1 January	**670,851**	167,849
Effects of exchange rate changes on cash and cash equivalents	**(28,608)**	541
Cash and cash equivalents at 30 June	**502,341**	394,908

Note:
* Includes payments for Exploration and Evaluation expensed by the Group of $17,975,000 (2006: $10,167,000)

The cashflow statement should be read in conjunction with the accompanying notes.

1. Reporting entity

Oxiana Limited (the "Company") is a company domiciled in Australia. The condensed consolidated interim financial report of the Company as at and for the six months ended 30 June 2007 comprises the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities.

The consolidated annual financial report of the consolidated entity as at and for the year ended 31 December 2006 is available upon request from the Company's registered office at 31 Queen Street Melbourne, Victoria, Australia or from the Company's website at www.oxiana.com.au.

2. Statement of Compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reports and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 31 December 2006.

This consolidated interim financial report was approved by the Board of Directors on 22 August 2007.

Where required by accounting standards, comparative figures have been reclassified to conform with changes in presentation in the current financial year.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3. Significant accounting policies

The accounting policies applied by the consolidated entity in this condensed consolidated financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 31 December 2006, with the addition of a new accounting policy for the treatment of gains and losses arising on the dilution of interest in a subsidiary. Where there is a dilution in the consolidated entity's shareholding in a subsidiary, without a change in control, the gain or loss arising on dilution is recognised directly in equity. The minority interest is an equity interest and is disclosed as such in equity.

4. Estimates

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

During the half year period, management has applied estimates and judgements in order to determine the value of assets, liabilities, and contingent liabilities acquired by way of a business combination.

The value of the assets, liabilities and contingent liabilities recognised at acquisition date are disclosed at fair value on acquisition. In determining fair value management has utilised valuation methodologies including discounted cash flow analysis and an adjusted market value based approach. The assumptions made in performing this valuation include assumptions as to discount rates, foreign exchange rates, commodity prices, the timing of development, capital costs, and future operating costs.

Other than the above, the significant estimates and judgements made by management in applying the consolidated entity's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 31 December 2006.

5. Financial Risk Management

In preparing this condensed consolidated interim financial report, the consolidated entity's financial risk management objectives and policies were the same as those that applied to the consolidated financial report as at and for the year ended 31 December 2006.

6. Segment Information

The consolidated entity is organised into the following business segments:

- Sepon Gold operations- exploration, development and mining of gold;
- Sepon Copper operations - exploration, development and mining of copper;
- Oxiana Golden Grove operations – exploration, development and mining of zinc, copper and other concentrates;
- Oxiana Prominent Hill – exploration, and development and construction of a copper and gold mine;
- Martabe – exploration for gold and silver;
- Nova Energy – exploration for uranium; and
- Other - including revenues and expenses associated with general corporate office activities, none of which is a separately reportable segment.

	Business Segments								
Half-year 2007	**Sepon Gold $'000**	**Sepon Copper $'000**	**Oxiana Golden Grove $'000**	**Oxiana Prominent Hill $'000**	**Martabe $'000**	**Nova Energy $'000**	**Other $'000**	**Elimi-nation $'000**	**Consolidated $'000**
Segment revenue	**49,521**	**236,162**	**298,477**	**-**	**-**	**-**	**-**	**-**	**584,160**
Cost of goods sold (excluding depreciation & amortisation)	(26,216)	(49,338)	(87,298)	-	-	-	-	-	(162,852)
Depreciation and amortisation	(21,342)	(13,348)	(21,122)	(29)	(27)	(9)	(1,091)	-	(56,968)
Other income and expense	(6,212)	(9,707)	(38,574)	(849)	(146)	(774)	(28,432)	(8,617)	(93,311)
Segment result	**(4,249)**	**163,769**	**151,483**	**(878)**	**(173)**	**(783)**	**(29,523)**	**(8,617)**	**271,029**
Share of net loss of associates and joint ventures accounted for using the equity method							(230)		(230)
Profit/(loss) before net financing costs and income tax	**(4,249)**	**163,769**	**151,483**	**(878)**	**(173)**	**(783)**	**(29,753)**	**(8,617)**	**270,799**
Net financing costs									(6,867)
Profit from continuing operations before income tax									**263,932**
Income tax expense									(84,989)
Profit from continuing operations									**178,943**
Loss from discontinued operations									(6,209)
Net profit after tax									**172,734**

6. Segment information (continued)

	Business Segments								
Half-year 2006	**Sepon Gold $'000**	**Sepon Copper $'000**	**Oxiana Golden Grove $'000**	**Oxiana Prominent Hill $'000**	**Martabe $'000**	**Nova Energy $'000**	**Other $'000**	**Elimi-nation $'000**	**Consolidated $'000**
Segment revenue	**68,673**	**277,327**	**253,603**	-	-	-	-	-	**599,603**
Cost of goods sold (excluding depreciation & amortisation)	(43,576)	(48,685)	(55,969)	-	-	-	-	-	(148,230)
Depreciation and amortisation	(15,544)	(13,602)	(17,057)	(19)	-	-	(340)	-	(46,562)
Other income and expense	(10,357)	(15,061)	(18,106)	(372)	-	-	(2,634)	(3,897)	(50,427)
Segment result	**(804)**	**199,979**	**162,471**	**(391)**	-	-	**(2,974)**	**(3,897)**	**354,384**
Share of net profit of associates and joint ventures accounted for using the equity method							2		2
Profit/(loss) before net financing costs and income tax	**(804)**	**199,979**	**162,471**	**(391)**	-	-	**(2,972)**	**(3,897)**	**354,386**
Net financing costs									(17,665)
Profit from continuing operations before income tax									**336,721**
Income tax expense									(76,637)
Profit from continuing operations									**260,084**
Profit from discontinued operations									3,148
Net profit after tax									**263,232**

7. Assets held for sale

On 20 June 2007, Oxiana committed to sell the Wiluna gold mining and processing operation to Apex Minerals NL. The assets and associated liabilities relating to the Wiluna gold mining and processing operation are presented as a disposal group held for sale. As at 30 June 2007 the disposal group comprised assets of $35,632,000 less liabilities of $8,993,000:

Assets held for sale	$'000
Inventory	2,865
Property Plant & Equipment	32,767
	35,632
Liabilities held for sale	
Provisions	(8,993)
	(8,993)
Net assets held for sale	26,639

The sale of the Wiluna gold mining and processing operation to Apex Minerals NL for $29,400,000 was completed on 1 August 2007.

8. Discontinued operations

Discontinued operations 2007

On 20 June 2007 the consolidated entity committed to sell the Wiluna gold mining and processing operation to Apex Minerals NL (see note 7); the operation is classified as held for sale as at 30 June 2007.

During the three months ended 30 June 2007, Wiluna had net cash inflows from operating activities of $5,237,000, net cash outflows from investing activities of $12,539,000 and net cash inflows from financing activities of $5,892,000.

Loss attributable to discontinued operations was as follows:

	Half-Year 2007 $'000
Results of discontinued operations	
Revenue	**21,167**
Expenses	**(29,745)**
Results from operating activities	**(8,578)**
Income tax benefit	**2,369**
Loss for the period	**(6,209)**

Discontinued operations 2006

In June 2006 the Oxiana Group disposed of a controlled entity Oxiana Philippines Inc. in exchange for 10,000,000 ordinary shares in Royalco Resources Limited, an entity listed on the Australian Stock Exchange. Oxiana Philippines Inc. constituted a separate geographical segment of the Oxiana Group's operations. The sale of this geographical segment of the consolidated entity's operations has been reported in this financial report as a discontinued operation.

During the six months ended 30 June 2006, Oxiana Philippines Inc. had net cash outflows from operating activities of $26,000.

8. Discontinued operations (continued)

	Half-Year 2006 $'000
Results of discontinued operations	
Revenue	-
Expenses	(26)
Results from operating activities	(26)
Income tax expense	-
Loss after tax but before gain on sale of discontinued operation	(26)
Gain on sale of discontinued operation	3,174
Tax on gain on sale of discontinued operation	-
Profit/(loss) for the period	3,148
Carrying amount of assets and liabilities	
Cash	69
Receivables	24
Property, plant & equipment	4
Non current assets held for sale	1,736
Total assets	1,833
Trade creditors	(7)
Net assets	1,826
Details of the sale	
Consideration received	5,000
Carrying amount of net assets sold	(1,826)
Profit on sale before income tax	3,174
Income tax expense	-
Profit on sale of discontinued operation after tax	3,174

9. Revenue

	Half-Year	
	30 June 2007 $'000	30 June 2006 $'000
From continuing operations		
Sales revenue	**634,349**	627,606
Discounts and pricing adjustments	**(1,877)**	57,598
Refining and distribution costs	**(48,312)**	(85,601)
	584,160	599,603
Other income		
Realised foreign exchange gains	**1,646**	1,557
Unrealised foreign currency exchange gains	**1,819**	1,379
	3,465	2,936
Interest revenue		
External interest revenue	**15,454**	5,111
	15,454	5,111
Total revenue and other income	**603,079**	607,650

10. Expenses

	Half-Year	
	30 June 2007 $'000	30 June 2006 $'000
Profit/(Loss) before income tax includes the following specific expenses:		
Finance costs		
Interest costs	**18,813**	19,576
Accretion of interest on convertible note	**1,671**	1,671
Finance lease charges	**1**	149
Unwinding of discount on mine rehabilitation provision	**1,340**	993
Other borrowing costs	**496**	387
Total finance costs	**22,321**	22,776
Depreciation and amortisation		
Plant and equipment	**22,533**	27,493
Leasehold improvements	**136**	62
Buildings and other infrastructure assets	**10,760**	4,825
Mining property and development assets	**21,596**	12,326
Mine rehabilitation assets	**1,943**	1,856
Total depreciation and amortisation	**56,968**	46,562
Foreign exchange losses		
Realised foreign exchange losses	**15,260**	-
Unrealised foreign exchange losses	**8,352**	-
Total foreign exchange losses	**23,612**	-

Income tax expense

The consolidated entity's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2007 was 32 percent (for the year ended 31 December 2006: 20 percent; for the six months ended 30 June 2006: 23 percent). This change in effective tax rate was caused mainly by an increase in the income tax rate in Laos from 16.7% to 33.3%, effective from 1 January 2007 in accordance with the Mineral Exploration and Production Agreement signed with the Government of Laos in 1993.

11. Property, plant and equipment

Acquisitions

During the six months ended 30 June 2007 the consolidated entity acquired assets with a cost of $864,840,000 (six months ended 30 June 2006: $52,015,000), including assets acquired through business combinations (see note 14) of $570,165,000 (six months ended 30 June 2006: nil).

12. Dividends

	Half-Year	
	30 June 2007 $'000	30 June 2006 $'000
Ordinary Shares		
6 month period ended 30 June 2007		
Final dividend franked to 46% for the year ended 31 December 2006 of 5.0 cents per fully paid ordinary share paid on 30 April 2007.	**76,257**	
6 month period ended 30 June 2006		
Unfranked final dividend for the year ended 31 December 2005 of 1.0 cent per fully paid ordinary share paid on 28 April 2006.		13,724
Dividends not recognised at half year end		
In addition to the above dividends, since the half year end the directors have recommended the payment of a fully franked interim dividend of 4.0 cents per fully paid ordinary share (2006 3.0 cents unfranked). The aggregate amount of the proposed dividend expected to be paid on 4 October 2007 out of retained profits at 30 June 2007, but not recognised as a liability at half year end, is:	**61,529**	41,393

13. Capital and reserves

Reconciliation of movement in capital and reserves

$ 000	Attributable to shareholders of the Company								
	Contributed equity	Foreign currency translation reserve	Equity compen-sation reserve	Available for sale asset reserve	Hedging reserve	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2006	587,375	15,486	1,423	944	(4,605)	(70,164)	530,459	-	530,459
Exercise of share options and rights	4,240	-	(812)	-	-	-	3,428	-	3,428
Shares issued - Dividend Reinvestment Plan	3,510	-	-	-	-	-	3,510	-	3,510
Equity compensation movement	-	-	7,611	-	-	-	7,611	-	7,611
Recognised income and expense	-	(5,002)	-	622	4,433	263,232	263,285	-	263,285
Dividend payments	-	-	-	-	-	(13,723)	(13,723)	-	(13,723)
Balance at 30 June 2006	595,125	10,484	8,222	1,566	(172)	179,345	794,570	-	794,570
Balance at 1 January 2007	608,475	(46,920)	10,358	2,216	2,580	427,871	1,004,580	-	1,004,580
Exercise of share options and rights	1,381	-	(3,628)	-	-	(4,653)	(6,900)	-	(6,900)
Shares issued - Dividend Reinvestment Plan	21,369	-	-	-	-	-	21,369	-	21,369
Agincourt acquisition	401,935	-	-	-	-	-	401,935	111,999	513,934
Shares issued - controlled entity	-	-	-	-	-	-	-	6,531	6,531
Establishment of minority interest	-	-	-	-	-	(20,286)	(20,286)	40,246	19,960
Equity compensation movement	-	-	4,385	-	-	-	4,385	-	4,385
Recognised income and expense	-	(31,113)	-	4,857	28	173,451	147,223	(717)	146,506
Dividend payments	-	-	-	-	-	(80,511)	(80,511)	-	(80,511)
Balance at 30 June 2007	1,033,160	(78,033)	11,115	7,073	2,608	495,872	1,471,795	158,059	1,629,854

14. Investments in Controlled Entities

Effective 21 March 2007 Oxiana Agincourt Holdings Pty Ltd, a wholly-owned subsidiary of Oxiana Limited, acquired 100% of the shares of Agincourt Resources Ltd ("Agincourt"). At the date of acquisition, the acquired entities were involved in mining, exploration and evaluation activities. In the three months to 30 June 2007 the Agincourt group contributed a loss of $6,998,000 of which $789,000 relates to continuing operations and $6,209,000 relates to discontinued operations.

Details of the purchase consideration for all of the shares in Agincourt are as follows:

	$'000
Purchase consideration:	
Shares issued (144,764,528 shares)	401,935
Cash paid or payable	13,536
Transaction costs	11,910
Total purchase consideration	427,381

The fair value of the shares issued is based on the market price at the date of acquisition.

The initial accounting for the acquisition of Agincourt in March 2007 has been determined on a provisional basis at 30 June 2007. Oxiana is currently completing the process of determining the fair values of assets and liabilities of Agincourt.

The assets and liabilities arising from the acquisition of Agincourt are as follows:

	Recognised values on acquisition $'000	Provisional fair value adjustments $'000	Pre-acquisition carrying amount $'000
Property, plant and equipment	570,165	392,611	177,554
Inventories	3,929	(2,772)	6,701
Trade and other receivables	8,522	-	8,522
Other current assets	794	-	794
Cash and cash equivalents	7,383	-	7,383
Loans and borrowings	(11,607)	-	(11,607)
Deferred tax liabilities	(118,370)	(118,370)	-
Trade and other payables	(12,303)	-	(12,303)
Derivative financial instruments	(16,443)	-	(16,443)
Provisions	(11,060)	-	(11,060)
Minority interests	(111,999)	(109,767)	(2,232)
Net identifiable assets and liabilities	309,011	161,702	147,309
Goodwill on acquisition	118,370		
Consideration paid	427,381		

Oxiana has committed to sell the Wiluna gold mining and processing operation in Western Australia which was acquired as part of the acquisition of Agincourt. The Wiluna gold mining and processing operation has been disclosed as a discontinued operation at 30 June 2007 (see Note 8). The assets and liabilities of the Wiluna gold mining and processing operation have been disclosed at 30 June 2007 as assets and liabilities held for sale (see Note 7).

14. Investments in Controlled Entities (continued)

Pro-forma financial information

The following table summarises the pro-forma consolidated results of operations of the Oxiana Group for the half year ended 30 June 2007 assuming that the acquisition of Agincourt occurred as at 1 January 2007.

This pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented, and should not be taken as representative of the Oxiana Group's future consolidated results of operations or financial position. The pro-forma information does not include all costs related to the integration of Agincourt into the Oxiana Group.

	Oxiana Consolidated $'000	Pro-forma adjustments for Agincourt $'000	Pro-forma Consolidated Entity $'000
Revenue	584,160	15,102	599,262
Profit for the period	172,734	(13,279)	159,455

The pro-forma information represents the historical operating results of Agincourt, adjusted to give effect to the acquisition at the date presented.

Goodwill arises due to the recognition of deferred tax liabilities in relation to the fair value of the identifiable net assets acquired.

15. Earnings per share

	Half-Year 30 June 2007	30 June 2006
(a) Basic earnings per share - cents		
Profit from continuing operations attributable to the ordinary equity holders of the company	**12.31**	18.93
Profit/(loss) from discontinued operations	**(0.43)**	0.23
Profit attributable to the ordinary equity holders of the company	**11.88**	19.16
(b) Diluted earnings per share - cents		
Profit from continuing operations attributable to the ordinary equity holders of the company	**11.42**	17.51
Profit/(loss) from discontinued operations	**(0.39)**	0.21
Profit attributable to the ordinary equity holders of the company	**11.03**	17.72

15. Earnings per share (continued)

	Half-Year 30 June 2007	Half-Year 30 June 2006
(c) Reconciliation of earnings - thousands		
Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**179,660**	260,084
Profit/(loss) from discontinued operations	**(6,209)**	3,148
Profit attributable to the ordinary equity holders of the company	**173,451**	263,232
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**179,660**	260,084
Interest savings on options	**530**	529
Interest savings on convertible notes	**2,224**	2,626
	182,414	263,239
Profit/(loss) from discontinued operations	**(6,209)**	3,148
Profit attributable to the ordinary equity holders of the company	**176,205**	266,387
(d) Weighted average number of shares used as denominator		
Weighted Average number of ordinary shares on issue used in the calculation of basic earnings per share	**1,460,010,388**	1,374,103,564
Convertible Notes	**108,247,423**	105,105,105
Options and rights	**29,219,585**	23,843,904
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**1,597,477,396**	1,503,052,573

16. Net tangible assets per share

Net tangible assets per share - cents	**98.2**	51.0

In accordance with Chapter 19 of the ASX listing rules, net tangible assets represent total assets less intangible assets, less liabilities ranking ahead of, or equal with, ordinary share capital.

17. Commitments for Expenditure

Capital expenditure commitments	**30 June 2007 $'000**	31 December 2006 $'000
Capital expenditure commitments contracted for:		
Capital expenditure projects	**382,129**	333,046

18. Contingent assets and liabilities

Since the last annual reporting date there has been no material change of contingent assets or liabilities.

19. Events after the balance sheet date

Since the end of the half year ended 30 June 2007, the Directors have resolved to pay a fully franked dividend of 4.0 cents per fully paid ordinary share. The record date for the dividend will be 20 September 2007, and will be paid on 4 October 2007.

The sale of the Wiluna gold mining and processing operation to Apex Minerals NL for $29,400,000 was completed on 1 August 2007.

On 6 August 2007 the Boards of Toro Energy Limited (Toro) and Nova Energy Limited (Nova) announced a recommended merger by way of a scrip takeover by Toro for Nova. Oxiana intends to accept the offer in the absence of a higher offer, and subject to Toro's relevant interest in Nova exceeding 80%.

On 8 August 2007 it was announced that Oxiana will take up a 13.7% interest in Beadell Resources Limited in exchange for gold and uranium exploration assets. These gold and uranium assets were acquired as part of the acquisition of the Agincourt Group.

DIRECTORS' DECLARATION

In the opinion of the directors of Oxiana Limited ("the Company"):

1. the financial statements and notes set out on pages 6 to 21, are in accordance with the Corporations Act 2001 including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2007 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 23rd day of August 2007.

Signed in accordance with a resolution of the directors:

Owen L Hegarty
Director

KPMG

Independent auditor's review report to the members of Oxiana Limited

Report on the financial report

We have reviewed the accompanying half-year financial report of Oxiana Limited, which comprises the consolidated interim balance sheet as at 30 June 2007, income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a description of accounting policies and other explanatory notes 1 to 19 and the directors' declaration set out on pages 6 to 22 of the Group comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Oxiana Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Oxiana Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the Group's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

KPMG

Michael Bray
Partner

Melbourne
23 August 2007

Oxiana
LIMITED

Financial Results

Summary for the six months ended 30 June 2007

Summary

	Half Year to June '07 A$ '000	Half Year to June '06 A$ '000
Gross Sales Revenue	**632,472**	**685,204**
EBITDA	**334,595**	**401,453**
Net finance costs and other	(13,695)	(18,170)
Depreciation and amortisation	(56,968)	(46,562)
Income tax (expense) / benefit	(84,989)	(76,637)
(Loss) / Profit from discontinued operations	(6,209)	3,148
Profit for the period	**172,734**	**263,232**
Net Profit attributable to Minority Interest	(717)	-
Profit attributable to Members of Oxiana Limited	173,451	263,232
Profit for the period	**172,734**	**263,232**

Highlights

- Group production to forecast
- Commodity prices favourable
- Strong revenues and cash flow
- Significant increase in dividend to 4c/share fully franked

EBITDA of $334.6 million and NPAT of $173.5 million represent strong results for Oxiana. These are down on the previous corresponding period as a result of both mark to market adjustments and currency movements.

In total, mark to market pricing adjustments and the effect of the stronger Australian dollar reduced EBITDA by $128.4 million and NPAT by $101.4 million.

Normalising for these effects, Oxiana's underlying financial performance was ahead of the first half of 2006.

A further impact on NPAT was the Lao tax rate which has increased from a concessional rate in the previous corresponding period.

The Company's cash position increased 27% to $502.3 million on the first half 2006 but has decreased from the position at the end of 2006, primarily due to accelerated capital expenditure at Prominent Hill.

The Company has no net forward sales of any commodity or currency.

The balance sheet is strong and cash positive.

Oxiana's Board has declared an interim dividend of 4 cents per share, fully franked – a 33% increase on the 3c unfranked dividend in the previous corresponding period. The dividend is to be paid on 4 October 2007 to shareholders registered on 20 September 2007.

Oxiana's Managing Director and CEO, Owen Hegarty, commented on the results, saying, "This is a very solid first half result for Oxiana.

"Cash-flow was particularly strong enabling a 4c fully franked interim dividend to be declared.

"Our strong balance sheet will allow our exciting organic growth to continue as we expand our operations at Sepon and Golden Grove and allows us to continue to grow the Prominent Hill operation. It also puts us in a strong position to take advantage of business development opportunities and continue to advance a highly prospective suite of exploration projects in Asia and Australia.

"Oxiana's prior guidance on production and costs remains unchanged across all commodities and we see a strong second half ahead."

Oxiana
LIMITED

Consolidated Income Statement

	June 07 A$'000	June '06 A$'000
Gross sales revenue plus discounts & pricing adjustment	632,472	685,204
Other income	-	(8)
Refining & distribution costs	(48,312)	(85,601)
Royalties	(23, 501)	(23,477)
Changes in finished goods	6,242	12,898
Cost of production	(125,363)	(116,470)
Employee benefits expense	(62,876)	(55,133)
Exploration expenditure	(17,975)	(10,167)
Net Realised FX gains (losses)	(13, 614)	1,557
Other Expenses	(12,545)	(14,123)
Profit on sale of investment	67	6,773
EBITDA	334,595	401,453
Depreciation & amortisation	(56,968)	(46,562)
EBIT	277,627	354,891
Finance costs	(22,321)	(22,776)
Interest Income	15,454	5,111
Net Unrealised FX gains (losses)	(6,533)	1,379
Option premium expense	(65)	(1,886)
Equity accounted profit	(230)	2
Profit before income tax	263,932	336,721
Tax (expense)	(84,989)	(76,637)
Profit from continuing operations	178,943	260,084
Profit / (loss) from discontinued operations	(6,209)	3,148
Net profit attributable to Oxiana Limited	172,734	263,232
Basic earnings per share (cents per share)	11.88	19.16
Weighted average number of shares (millions)	1,460	1,374

Sales Revenue

Revenue for the half was below the previous corresponding period, primarily due to a higher average AUD exchange rate, mark to market price adjustments* on zinc shipments and lower gold sales, partially offset by higher average zinc price and higher sales volumes of zinc and copper concentrates.

The average exchange rate for the first half of 2007 was 0.81 compared to 0.74 in 2006. This shift negatively impacts on translation of Golden Grove sales revenue and Sepon operating income.

* mark to market adjustments occur when the provisional price placed on concentrate sales is different to the final price invoiced.

In 2006, Golden Grove zinc concentrate shipments benefited strongly from positive mark to market adjustments over the first half, whereas in the first half of 2007 there was a small negative adjustment.

Copper revenue at Sepon of $236.2 million for the half, compared to $277.3 million for the previous corresponding half.

Golden Grove revenue was $298.5 million for the half compared to $253.6 million for the previous corresponding half.

Gold bullion revenues from Sepon were $49.5 million for the period, compared to $68.7 million for the previous corresponding half.

The average gold price received for the period was U$657/oz compared with U$596/oz in the corresponding prior period.

Cost of Sales

Refining and distribution costs were substantially less than the previous year primarily due to lower charges associated with zinc concentrate sales. Royalties remained similar to last year, despite lower sales, due to a planned 0.5% increase in the royalty rate at the Sepon operation to 4.5%. Under Oxiana's exploration and mining agreement with the Government of Laos, the MEPA, this rate now applies for the life of mining operations at Sepon. While other costs of production have increased in line with general industry inflation, Oxiana has a suite of margin improvement programs in place across its sites to contain these cost increases.

Exploration

Exploration expenditure expensed was higher, reflecting the increased commitment to the exploration and resource development program. The total 2007 exploration budget of approximately $75 million is equally allocated between programs to expand existing mineral resources near Oxiana's mines and programs to discover new mineral deposits. The portion expensed represents exploration expenditure which is yet to identify mineral resources.

Realised Foreign Exchange (Gains / Losses)

A realised foreign exchange loss has arisen during the half from the full repayment of the shareholder loan by Lane Xang Minerals Limited to Oxiana. This loan has now been repaid and as such foreign exchange fluctuations from this source will have no impact on Oxiana's income in the future.

Government of Laos Minority Interest in LXML

Under the MEPA, the Government of Laos had an option to acquire 10% of Oxiana's Lao operating company Lane Xang Minerals Limited. This option was exercised on June 30 2007. All entitlements the Government of Laos had to accumulated profits in LXML as at the date of exercise of their option (in total $20.3 million of which $9.3 million relates to income earned in the first half of 2007) is shown in the Balance Sheet. Going forward, these entitlements will appear as minority interests in the Consolidated Income Statement.

Depreciation and Amoritsation

According to standard accounting practices, life of mine assets have been expensed in line with production. This sees depreciation and amortisation charges fluctuate with production volumes. Depreciation and amortisation in this half has increased as the charge for the Sepon gold operation has been accelerated in line with the most current life of mine plan.

Oxiana
LIMITED

Consolidated Cashflow Statement

	June '07 A$'000	June '06 A$'000
Cash flows from operating activites		
Receipts	599,317	569,412
Payments*	(309,203)	(256,905)
Net interest	(2,516)	(12,890)
Income tax paid	(86, 661)	(9,431)
Total	200,937	290,186
Cash flow from investing activities		
Exploration/evaluation	(12,159)	(3,500)
Property, plant & equipment and development	(294,675)	(52,015)
Purchase of subsidiaries	117	-
Purchase of investments	(2,016)	(1,870)
Total	(308,733)	(57,385)
Cash flow from financing activites		
Share issues	9,111	3,429
Borrowings/convertible notes	201,074	-
Loan repayments	(187,869)	-
Dividends paid	(54, 422)	(9,712)
Total	(32,106)	(6,283)
Net increase (decrease) in cash	(139,902)	226,518
Cash brought forward	670,851	167,849
Effects of FX rate changes on cash and cash equivalent	(28,608)	541
Cash at 30 June 07	502,341	394,908

* *Includes exploration and evaluation expensed of $17.9 million*

Net Interest

Net borrowings have not changed materially during the half year resulting in a similar level of interest expense between the two corresponding halves. Interest income has increased significantly due to higher average levels of cash on hand and rising interest rates. The Sepon project finance facility is now amortising with the balance falling at 30 June to US$105 million. Offsetting this, a new US$525 million syndicated facility to refinance the US$133 million Golden Grove acquisition facility, and to finance the construction of Prominent Hill, was arranged in June 2007 with an outstanding balance at the end of the half year of US$175 million.

Consolidated Balance Sheet

	June '07 A$'000	June'06 A$'000
Current assets		
Cash assets	502,341	394,908
Recievables	75,790	73,974
Inventories	86,629	90,356
Derivative financial instruments	859	844
Assets Classified as held for sale	35,632	-
Other	10,980	9,545
Total current assets	712,231	569,627
Non current assets		
Other financial assets	23,274	11,996
Investments accounted for using the equity method	6,544	6,775
Property plant and equipment	1,636,667	756,917
Intangible assets	120,059	91,511
Deferred tax assets	23,451	3,706
Derivative financial instruments	971	3,935
Other	1,029	9,201
Total non current assets	1,811,995	884,041
Total assets	2,524,226	1,453,668
Current liabilites		
Payables	112,155	52,473
Interest bearing liabilities	87,379	192,782
Derivative Financial Instruments	13,380	-
Current tax liabilities	42,328	36,538
Provisions	9,840	7,854
Liabilities classified or held for sale	8,993	-
Total current liabilites	274,075	289,647
Non current liablites		
Interest bearing liablities	336,016	292,685
Provisions	52,781	27,588
Deferred tax liabilities	231,500	49,178
Total non current liabilities	620,297	369,451
Total liabilities	894, 372	659,098
Net assets	1,629,854	794,570
Equity		
Contributed equity	1, 033,160	595,125
Reserves	(57,237)	20,100
Accumulated profit	495,872	179,345
Total equity attributiable to members of Oxiana Ltd	1,471,795	794,570
Minority Interest	158,059	-
Total Equity	1,629,854	794,570

Tax Expense

The average tax rate increased this year due to the cessation of the concessional half tax rate in Laos for the Sepon operation. From the start of 2007 the corporate tax rate increased from 16.7% to 33.3%.

Profit / (Loss) from Discontinued Operations

The loss from discontinued operations this year represents the Wiluna gold operation acquired from Agincourt Resources Limited in March 2007. Oxiana reached agreement to sell the operation to Apex Minerals NL in June 2007, effective at 1 August 2007.

Investor enquires contact: Richard Hedstrom

Media enquiries contact: Natalie Worley

Oxiana Limited
ABN 40 005 482 824
Level 9, 31 Queen Street
Melbourne 3000 Victoria
Telephone: 61 3 8623 2200
Facsimile: 61 3 8623 2222
Email: admin@oxiana.com.au
Website: www.oxiana.com.au



OXIANA LIMITED
2007 HALF YEAR FINANCIAL RESULTS
AUGUST 2007

Oxiana LIMITED

First half highlights

- Strong group production on track to meet annual forecasts.
- Sound financial performance.
- Expansion plans announced for Golden Grove.
- Prominent Hill nearing completion.
- New underground expansion studies at Prominent Hill.
- Martabe feasibility study progressing.



Prominent Hill July 2007

2007 Financial results highlights

Financial Results Summary

	H1 2007 A$M	H1 2006 A$M
Revenue	632.5	685.2
EBITDA	334.6	401.5
NPAT	173.5	263.2
Cash on hand	502.3	394.9
Gearing *	NA	10%
Dividend	4c/share fully franked	3c/share unfranked
Earnings per share (c/share)	11.9	19.2

* Net debt: Net debt + equity

Oxiana LIMITED

Divisional and commodity analysis

Gross Revenue By Operation
(Pre TC/RC & Royalty Incl. Sepon Premium)


Sepon - Gold
$49.8M
8%
Sepon - Copper
$240.2 M
38%
Golden Grove
$342.7 M
54%

Gross Revenue By Commodity
(Pre TC/RC & Royalty, Incl Sepon Premium)


Other $40.7 M
6%
Gold $48.0 M
8%
Zinc $227.1 M
36%
Copper $316.8 M
50%

EBITDA By Operation


Sepon -
Gold $17.1 M
5%
Golden Grove
$172.6 M
47%
Sepon - Copper
$177.1M
48%

Oxiana LIMITED

NPAT

- Higher zinc price.
- Lower TC's.
- Negative impact from stronger A$ and mark-to-market adjustments.

Tax Effected Net Profit After Tax - (H1 2006 v H1 2007)*



400
350
300
250
200
150
A$M
H1
2006
263.2
Metal
Price
28.9
Treatment
Terms
21.9
Volume
3.8
FX
(59.6)
M to M
(41.5)
Tax
(18.9)
Other
(10.3)
AGC
(9.4)
Exploration
(5.5)
H1
2007
172.7

* Please note going forward the entitlement of the Government of Laos to income from LXML will be shown as a minority interest in the P&L, which in the first half was $9.3m

Cashflow

- Significant increase in cashflow.
- Greater expenditure on capital development and exploration.
- Refinancing of Golden Grove facility and initial drawdown of new facility.
- Tax payments increased.
- Dividend payments increased.



Cashflow (H1 2007)
A$M
1,500
1,250
1,000
750
500
250
0
Opn Bal Jan '07 670.9
Receipts 599.3
Borrowings 13.2
Pmts Suppliers (309.2)
PPE (294.7)
Tax (86.7)
Div Paid (54.4)
Working Capital (36.1)
Cls Bal Jun '07 502.3

Oxiana LIMITED

Debt and sensitivity analysis

Debt Facilities

	US$m Total Facility	US$m Amount drawn down June 30 2007
Australian debt facility	525	175
Convertible note	105	105
Sepon project facility	105*	105

* Originally $140 million facility reduced $105 million due to partial repayment.

	1H07	1H06
Gearing ratio (net debt: net debt + equity)	NA	10%
Interest cover (EBITDA)	47.7x	22.7x
Debt payback (EBITDA)	1.3 years	1.2 years

Oxiana LIMITED

Outlook for 2007 markets remains strong

- World economic growth rate remains strong.
- World copper demand to grow at 4 to 5%.
- Chinese copper demand growth at 15%.
- European and US copper premiums increasing.
- Copper TC/RC's at historical lows.
- Metal stocks remain low.
- Price vulnerable to supply disruption.


World economic expansion
Average Annual GDP Growth Forecasts 2012 - 2016
%
0
1
2
3
4
5
6
7
8
Germany
Italy
Eurozone
Japan
France
UK
New Zealand
US
Australia
Korea
India
China

Source: Access Economics, Consensus Economics


Copper demand growth by decade
'000 tonnes
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
-1000
China
Other
West
Total
1950-1960
1960-1970
1970-1980
1980-1990
1990 - 2000
2000 - 2010
2010 - 2020

Source: Macquarie Research, April 2007

Oxiana LIMITED

Exploration expenditure

2007 Regional Exploration Budget by Country



Global
25%
Laos - Sepon
22%
Laos - Regional
Laos
4%
Cambodia
6%
Thailand
6%
China
9%
Indonesia
10%
Australia
18%

2007 Resource Development Budget by Project



Sepon Primary Gold
23%
Prominent Hill
14%
Golden Grove
37%
Sepon Gold Oxide
13%
Sepon Copper
13%

Exploration & Resource Development Expenditure Commodity Split



A$M
50
45
40
35
30
25
20
15
10
5
0
FY 2006
H1 2007
Gold
Copper
Zinc
Nickel

Oxiana LIMITED

Development project pipeline










Golden Grove Copper Oxide Pit
Prominent Hill Open Pit
Sepon Copper Expansion
Sepon Primary Gold
Martabe Gold Open Pit
Prominent Hill UG
Golden Grove Copper Sulphide Pit
Xantho Extended & Cervantes UG at Golden Grove
Prominent Hill Bulk Mining
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Oxiana LIMITED

Summary

- Production remains as forecast
  Sepon
    60,000t to 63,000t copper
    100,00oz gold
  Golden Grove
    140,000t to 150,000t zinc
    12,000t to 15,000t copper
    50,000oz to 55,000oz gold

- Continued strong financial performance.
- One-off impacts.
- Excellent ability to fund development projects.
- Significantly increased dividend.
- Commodity outlook positive.

2007 Sales revenue by destination


Other 8%
Thailand 16%
Korea 14%
Japan 9%
Australia 24%
China 10%
Vietnam 7%
Taiwan 6%
India 6%

Oxiana LIMITED

Appendices

Oxiana LIMITED

Appendix 1.

Breakdown of Adjusted NPAT

	Pre tax $m	Tax Effect $m	Net Impact $m
Net Profit After Tax			172.734
GOL Minority taken to equity	-9.300		-9.300
One off realised FX Loss	15.260	4.578	10.682
Net Unrealised FX ($8.352m-$1.819m)	6.533	1.960	4.573
Wiluna loss treated as non-continuing	6.209	0.000	6.209
Profit on sale of non current assets	-0.067	-0.020	-0.047
Adjusted NPAT from continuing operations			**184.851**

Appendix 2. Tax

- LXML tax rate increased to 33%.
- Australian tax now payable.
- Small reduction in tax expense due to lower EBITDA.


Tax Expenses
A$M
150
100
50
0
H1 2006 76.6
Rate O/S 18.9
Taxable Profit O/S (3.8)
Taxable Profit Aust Ent (6.7)
H1 2007 85.0

Oxiana LIMITED

Appendix 3.

Sensitivity of a 10% change on H2 2007 NPAT

Change of 10%	Change in NPAT
Gold Price	0.7%
Copper Price	5.0%
Zinc	5.3%
US$	6.9%

Appendix 4.

Reconciliation of EBIT to Operating Cash A$million

Profit before net financing costs and income tax (EBIT)	**270.8**
Plus: Depreciation and amortisation	57.0
Plus: Interest Received	15.7
Plus: Exploration and evaluation expenditure	18.0
Less: Change in inventories of finished goods and WIP	-6.2
Less: Income tax Paid	-86.7
Less: Interest paid	-18.2
Less: Increase in debtors (from Dec 06)	-14.2
Less: Increase in other receivables & Prepayments	-9.1
Less: Increase in receivables (Lao Gov)	-20.0
Less: Decrease in creditors (from Dec06)	-1.6
Less: Other increase in working capital	-4.5
Sum of above adjustments	-69.9
Add Profit before net financing cost and income tax of $270.8m	**200.9**
Net cash inflow from operating activities (operating cashflow)	**200.9**

Oxiana LIMITED

Appendix 5.

Breakdown of property, plant and equipment and development expenditure A$million

	Sepon	Prominent Hill	Golden Grove	Martabe	Other	Total
PPE	19.5	0	21.7	0	12.1	53.3
Development	33.6	180.3	18.8	8.8	0	241.4
Total	53.0	180.3	40.5	8.8	12.1	294.7



THANK YOU

www.oxiana.com.au P: +61 3 8623 2200 E: admin@oxiana.com.au

Oxiana LIMITED

QUEENSLAND GOLD & MINERALS

28 August 2007

ASX RELEASE

- ***UPDATE ON QUEENSLAND EXPLORATION ACTIVITIES***
- ***DRILLING PROGRAMS TO COMMENCE BY MONTH-END***

Queensland Gold & Minerals Limited (ASX: "QGM") provides the following update of exploration details currently available on its Queensland projects, including new drilling programs due to commence in coming weeks.

Rutherfords Table

Trial mining operations have commenced on the White's Mine section of the Rutherfords Table gold project west of Mackay, and treatment of bulk samples is in progress.

An option agreement has also been executed to acquire neighbouring mining leases where past underground mining activities have produced significant gold values. Plans are being made with underground mining contractors to rehabilitate underground access and workings for a proposed bulk sampling programme of new areas.

Malcolm Creek

Soil sampling has defined extensions to the soil grid anomalies at the Malcolm Creek gold project established in the mid 1980s by CRA in the Georgetown region, northwest of Townsville.

Drilling is planned to start around mid – September following the Buchanan's Creek drilling.

Buchanan's Creek

Drilling is planned to start on the Buchanan's Creek project next week. Sites have been prepared for drilling of four lepidolite pegmatites at Buchanan's Creek and a gold-bearing epithermal breccia vein located in the western part of the project area.

Warroo

Joint venture partner and operator, Oxiana Limited, has completed detailed soil and rock chip geochemistry and IP/resistivity geophysics over 2 km^2 in the immediate area of the old Warroo copper-gold mine south west of Brisbane.

Five RC holes totaling 1698 metres have been drilled on the major structures delineated. Observations of intersections have indicated low order copper and gold values in silicified sediments associated with minor quartz-carbonate veining. Final assays have just been received and overall the results have downgraded the project. Oxiana has subsequently advised that as a result of this it wishes to withdraw from the project on 30 August.

QGM is now assessing an alternative structural model and reviewing untested targets with a view to further drilling in the project area or introducing another party to the project.

Uranium

QGM's uranium joint venture partner in the Georgetown region, Mega Georgetown P/L, has advised that flying of the high resolution airborne radiometric and magnetic survey over the eastern area including the Werrington EPM 14128 is in progress.

Director

For further information, please contact:

Adrian Day
Managing Director, QGM
Phone: 07 3371 0001
Mobile: 0418 181 907
E-mail: adrian.day@qgm.com.au

John Field
Field Public Relations
Phone: (08) 8234 9555
Mobile: 0417 784 059

In accordance with Listing Rules 5.10, 5.12 and 5.1 of the Australian Stock Exchange Limited, technical information contained in this report has also been compiled by Mr. Adrian Day, BSc (Geol), MAIG, MSEG, MGSA, Managing Director, and Exploration Manager, Mr. John Nethery B.Sc, DipED, CP (Geo), F.AusIMM, FAIG, FSEG, MGSA, who are competent persons. Mr. Day is a Member of the Australian Institute of Geoscientists, and Mr. Nethery is a member of the Australasian Institute of Mining and Metallurgy. Mr. Day and Mr. Nethery have relevant experience to the mineralisation being reported on to qualify as Competent Persons as defined by the Australasian Code for Reporting of Minerals Resources and Reserves. Mr. Day and Mr. Nethery consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

END